EXHIBIT 99.2
AGRIUM INC.
2008
MANAGEMENT’S DISCUSSION & ANALYSIS OF
OPERATIONS AND FINANCIAL CONDITION

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Management’s Discussion & Analysis
Inside the MD&A

12 Forward-looking Statements	67 Financial Condition

14 Executive Summary	68 Liquidity & Capital Resources

15 Vision, Strategy & Key Business Drivers	75 Outstanding Shares

18 Retail Business Unit	75 Off-Balance Sheet Arrangements

30 Wholesale Business Unit	75 Financial Instruments

50 Advanced Technologies Business Unit	78 2008 Fourth Quarter Management’s Discussion & Analysis

57 Other Business Unit	81 Accounting Estimates & New Accounting Standards

58 Outlook	85 Business Risks

62 Key Business Sensitivities	90 Environmental Protection Requirements

63 Consolidated Performance	92 Controls & Procedures
This Management’s Discussion and Analysis (“MD&A”) of operations and financial condition focuses on Agrium’s long-term vision, strategy and growth opportunities, as well as historical performance for the three years ended December 31, 2008. As you read this discussion, please consider our cautionary notes regarding forward-looking statements (page 92) and our consolidated financial statements and related notes (pages 95 to 126).
Throughout this MD&A (unless otherwise specified), “Agrium”, “the Company”, “we”, “our”, “us” and similar expressions refer collectively to Agrium Inc. and its subsidiaries, any partnerships involving Agrium and any of its subsidiaries and our significant equity investments and joint ventures.
The Company’s consolidated quarterly and annual financial information and its Annual Information Form (“AIF”) are available at SEDAR (www.sedar.com). The Company’s reports are also filed with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov).
All dollar amounts refer to United States (“U.S.”) dollars except where otherwise stated.
Forward-looking Statements
Certain statements and other information included in this MD&A constitute forward-looking statements as defined under applicable securities legislation. Forward-looking information is typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “outlook”, “focus”,“potential”, “will”, “should”, “would” and “could” and other similar expressions. These forward-looking statements include, but are not limited to, references to:
•	Disclosures made under the heading “Outlook”;

•	Our 2009 key corporate goals, including expansion and growth of our business and operations;

•	Key drivers for our business and industry trends;

•	The amount and type of future capital expenditures and capital resources;

•	Future cash requirements and long-term obligations;

•	Business strategies and plans for implementing them;

•	Future crop input volumes, prices and sales;

•	Availability of raw materials, particularly gas availability or gas price relative to nitrogen prices;

•	Risk mitigation activities; and,

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•	Our future results and plans, including our recent and proposed acquisitions.
Such forward-looking statements involve known and unknown risks and uncertainties that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to:
•	General economic, market, business and weather conditions, including global agricultural supply/demand factors and crop price levels; global and regional supply/demand factors impacting the price of crop nutrients and raw materials/feedstock; availability of credit; and access to capital markets;

•	Changes in government policies and legislation regarding agriculture, safety, environment, greenhouse gas and others, including potential imposition of changes to price controls on fertilizers in certain markets;

•	Actions by competitors and others that include changes to industry capacity, utilization rates and product pricing; performance by customers, suppliers and counterparties to financial instruments; and ability to transport or deliver production to markets;

•	Changes in margins and/or levels of supplier rebates for major crop inputs such as crop protection products, nutrients and seed;

•	General operating risks associated with investment in foreign jurisdictions; the level and effectiveness of future capital expenditures; reliability of performance of existing capital assets; changes in capital markets and availability of credit; and fluctuations in foreign exchange and tax rates in the jurisdictions in which we operate;

•	Future operating rates, production costs and sustaining capital of our facilities, including the availability of skilled labor; unexpected costs from present and discontinued mining operations and/or labor disruptions; changes to timing, construction cost and performance of other parties; and political risks associated with our interest in the Egyptian MISR Oil Processing Company, S.A.E. (“MOPCO”) and Argentine Profertil nitrogen project; and,

•	Strategic risks including our ability to effectively implement our business strategy and our risk mitigation strategies, including hedging and insurance; our ability to close pending and proposed acquisitions as anticipated, integrate and achieve synergies from any assets we may acquire within the time expected or the performance of those assets; technological changes; and other factors.
All of the forward-looking statements contained in this MD&A are qualified by these cautionary statements and by stated or inherent assumptions. The key assumptions made in connection with these forward-looking statements include the following:
•	Grain and nutrient benchmark prices in 2009 are expected to remain above historic levels and show improvement relative to fourth quarter 2008 levels.

•	High operating rates for the majority of our facilities in 2009, with the exception of routinely scheduled turnarounds at several plants. Our Profertil facility may again be impacted by reduced gas deliverability during the Argentine winter.
The above items and their possible impact are discussed more fully in the relevant parts of this MD&A and the sections headed “Key Business Sensitivities” and “Business Risks”.
Although we believe these assumptions are reasonable, investors should not place undue reliance on forward-looking statements or their key assumptions, which apply only as of the date of this MD&A. There can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us. Except as required by law,we undertake no obligation to update or revise forward-looking statements even if circumstances or management’s estimates or opinions should change.
Non-GAAP Financial Measures
Some financial measures referenced in this MD&A are not recognized under generally accepted accounting principles (“GAAP”), including net earnings before interest expense and taxes (“EBIT”) and net earnings before interest expense, income taxes, depreciation, amortization and asset impairment (“EBITDA”), and operating expenses (gross profit less EBIT). Please review the discussion of non-GAAP measures on page 66 when referring to these measures.

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Executive Summary | “The Fundamentals of Growth”
2008 | Consolidated Financial Performance
In 2008, Agrium’s consolidated net earnings were a record $1.3-billion — $881-million higher than the previous record achieved in 2007 and $1.3-billion higher than 2006. We also achieved record consolidated net sales of $10-billion, almost double last year’s level and more than double net sales in 2006.
Consolidated gross profit in 2008 was $3.2-billion, compared with $1.6-billion in 2007 and $956-million in 2006. Driving this increase in gross profit across all three business units were higher realized net selling prices and margins attributable to a tight supply and demand balance for crop inputs in general, particularly crop nutrients. Agrium’s realized prices for nitrogen increased by 33 percent in 2008 and prices for our potash and phosphate products in 2008 were more than double 2007 levels.
In the second quarter of 2008, we completed our acquisition of UAP Holding Corp. (“UAP”), a large distributor of crop protection products, nutrients, seeds and services in North America. UAP’s contribution to Retail gross profit from the date of acquisition was $505-million and its contribution to EBITDA was $210-million. From the acquisition, we expect to achieve synergies of $80-million in 2009 and $115-million per year thereafter.1
EBIT improved by $1.3-billion over 2007. This improvement in EBIT reflects an increase in gross profit of $1.6-billion offset by an increase in expenses of $351-million.
Gross profit for each of our three operating units was significantly higher than last year as a result of the strength in the agriculture and nutrient markets during the first three quarters of the year, enhanced by the growth initiatives Agrium has undertaken in recent years.
Our net debt to net debt plus equity ratio was 31 percent at the end of 2008; well below our target, even after acquiring UAP in May of 2008 and buying back 1.2 million shares in the fourth quarter of 2008. We ended the year with $374-million in cash, $775-million in available bank and credit lines and our next repayment of long-term debt is $125-million in 2011.
“Despite the global financial forces that impacted virtually every industry during the third and fourth quarters of 2008, Agrium ended the year with results that reflect the quality of our assets and the benefits of diversifying across the agricultural value chain. In 2009, we anticipate continued strong demand for our products and services, which help farmers around the world improve crop quality and yield.”
Mike Wilson, Agrium President & CEO
2008 | Key Results
•	Agrium Inc. | EBITDA reached $2.3-billion due to higher realized prices on nutrients, crop protection products and seed through the first two quarters of 2008, supported by strong Wholesale production and sales for all major products, improved Retail margins and increased ESN® volumes and margins.

•	Retail Unit | EBITDA more than doubled to $560-million compared with 2007. Our legacy Retail operations reported a 67 percent increase in EBITDA year-over-year and UAP operations also contributed significantly to EBITDA.

•	Wholesale Unit | EBITDA also more than doubled, reaching $1.7-billion compared to $786-million in 2007 due to excellent crop nutrient pricing and margins for all three major nutrients.

•	Advanced Technologies Unit | achieved an EBITDA of $50-million — 72 percent ($21-million) higher than 2007 — due primarily to increased ESN® sales margins and volumes.
2008 | Key Developments
•	Spring 2008 | Agrium acquires UAP Holding Corp.
Agrium nearly doubled the size and scope of our Retail business for the second time within three years through the acquisition of UAP —a large distributor of crop protection products, nutrients, seeds and services to growers across North America — in May of 2008. The

[1]	See disclosures under the heading “Forward-Looking Statements” on page 92 of this MD&A.

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acquisition resulted in significantly higher earnings potential from our stable Retail earnings base. The addition of approximately 365 retail outlets and eight distribution centers through the UAP acquisition significantly increased our Retail net sales and gross profit in 2008.

•	Summer 2008 | Agrium acquires European distribution network

Agrium purchased a 70 percent equity position in Common Market Fertilizers S.A. (“CMF”), one of Western Europe’s largest fertilizer distribution companies — an acquisition that now gives Agrium an entrance into markets in France, Germany, Italy and the U.K.

•	Early 2009 | Agrium acquires interest in Egyptian Nitrogen facility

Agrium finalized the share swap for a 26 percent equity position in an existing Egyptian nitrogen production facility on January 26, 2009. The 675,000 tonne urea facility started commercial production in the summer of 2008 and it is owned by MOPCO. Two additional production trains are planned. Agrium’s entry into Egypt is consistent with our strategy of investing across the agricultural value chain, establishing positions of low cost-to-serve wholesale assets and diversifying geographically.
2008 | Impact of Global Economic Downturn
•	Commodity markets declined at a rapid rate in the fourth quarter of 2008, in response to the significant downturn in the global economy and tight credit availability internationally. This had a significant impact on crop prices and on the demand and price of crop nutrients. Benchmark urea and phosphate prices both declined by more than 70 percent between the start and the end of the fourth quarter of 2008. International demand for crop nutrients was impacted by reduced credit availability and uncertainty over future price levels. North American demand in the fall of 2008 was further impacted by a shortened fall fertilizer application window, as a result of harvest delays and the deferral of crop nutrient purchases in the fall of 2008 in the anticipation of lower prices in 2009.

•	We anticipate strong demand for seed, crop protection products and most crop nutrient products in 2009, as current crop prices provide economic incentives for farmers to fertilize and protect their crops. We have a favorable outlook for grain fundamentals and expect growers will attempt to make up some of their crop input purchase deferrals from last fall. We expect nitrogen demand to be strong because reductions in nitrogen application rates have immediate impacts on crop yields, while phosphate and potash applications can only be deferred slightly longer before negatively affecting crop yields. We also anticipate strong demand for crop protection products due to higher than average crop prices supporting preventive chemical applications.
The Fundamentals of Growth | Vision, Strategy & Key Business Drivers
Our Mission & Our Vision
“Providing Ingredients for Growth”. This is our Mission.
Our Vision — “To be one of the world’s leading providers of inputs for plant growth by creating value for each of our stakeholders.”
In pursuing our Mission and Vision, Agrium has become one of the world’s largest publicly traded agriculture retailers and producers of crop nutrients. Our products and services play a fundamental role in helping farmers feed a growing world.
Growth has always been a mainstay of our strategy. The result of this strategy and our actions is evident in the growth and diversity we have achieved across all three of our business units over the past few years. Agrium’s level of diversity and rate of growth are among the key aspects that differentiate us from our peers. We evaluate each investment according to our three guiding principles: provide value-added growth, add stability to our earnings and invest in a counter-cyclical manner, all subject to being a disciplined investor. We are able to invest in a counter-cyclical fashion due to our focus on all parts of the value chain. Counter-cyclical investing involves deploying cash flows from the more cyclical parts of our business into more stable and higher growth activities during peak cycle conditions and use cash from our more stable businesses to reinvest in more cyclical activities during trough cycle conditions.
As a fundamental driver to the continued success of our Company, our focus on growth is reflected in each of our core strategic goals:
1.	To invest and grow across the agricultural value chain.

2.	To establish and/or maintain a low cost-to-serve wholesale position.

3.	To diversify geographically.

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Behind each of these goals is a commitment to financial discipline and to our stakeholders including our customers, investors, suppliers, employees and the communities in which we operate. For more details on our commitment to the environment and the communities in which we operate, please refer to our 2007 Sustainability Report available at www.agrium.com.
Strategic Business Units
We operate and report our business through three strategic business units, each of which has developed its own strategy, goals and tactics in alignment with Agrium’s overall corporate strategy.
Retail | 2008 net sales of $5.5-billion
Agrium operates 872 retail centers, 72 terminals and 19 distribution centers in North and South America. In the U.S., we are the largest direct-to-growers distributor of seed, agricultural crop protection products, and crop nutrients.
Wholesale | 2008 net sales of $4.7-billion
Our Wholesale unit produces, markets and distributes nitrogen, phosphate and potash for agricultural and industrial customers around the world. Our facilities are primarily located in North and South America, however, we made strategic inroads into Egypt and Europe over the past year.
In 2008, Agrium produced 6.8 million tonnes of these primary crop nutrients — a number that represents about three percent of global capacity. In addition, we market almost an additional two million tonnes of crop nutrient products for resale through our extensive distribution system in North and South America and Europe.
Advanced Technologies | 2008 net sales of $352-million
Agrium develops and markets controlled-release fertilizer technologies that offer customers economic value and environmental advantages. These products are used in broad-based agriculture, specialty agriculture, professional turf, horticulture, and consumer lawn and garden markets in North America and in China through our investment in Hanfeng. In the U.S. and Canada, we are successfully marketing our ESN® controlled-release products for commodity crops such as corn and wheat.
The “Other” segment is our non-operating business unit where we record the elimination of inter-segment transactions and corporate expenses. Inter-segment transactions are primarily related to sales of crop nutrients to our Retail and Advanced Technologies units from our Wholesale unit.
Net Sales & Gross Profit by Business Unit and Product

Year Ended December 31	2008		2007
(millions of U.S. dollars)	Net Sales	Gross Profit	Net Sales	Gross Profit

Retail
Crop nutrients	2,718	627	1,453	335
Crop protection products	2,115	576	619	181
Seed, services and other	683	223	394	160

Total Retail	5,516	1,426	2,466	676

Wholesale
Nitrogen	1,815	712	1,535	508
Potash	816	632	305	167
Phosphate	847	421	466	118
Other	237	68	200	53
Product purchased for resale	971	(42)	339	28

Total Wholesale	4,686	1,791	2,845	874

Advanced Technologies	352	79	249	55

Other (inter-segment eliminations)	(523)	(73)	(290)	(7)

TOTAL	10,031	3,223	5,270	1,598

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Key Business Drivers
The primary driver for Agrium’s business is the need for the world’s growers to sustain and increase the production of grain, oilseeds and other crops to feed and fuel growing global demand.
Key factors directly impacting our crop input businesses include:
1.	Global grain prices:
•	Higher grain prices typically motivate growers to both expand seeded acreage and increase crop input applications to optimize yields —outcomes that benefit all of Agrium’s business units.

•	Growing populations, rising global GDP, leads to improving diets among the rapidly growing Asian middle-class and expanded bio-fuel production all apply upward pressure to grain consumption and prices, which helps support demand for all crop inputs (crop protection products,nutrients, seed and related services).
2.	Supply and demand balance for the major crop inputs:
•	When crop acreage and crop prices increase, crop input application rates and overall demand is supported.

•	New production facilities and/or facility closures can influence global production capacity and, by extension, the global supply of each nutrient and/or input product.

•	Supply is also tied to global operating rates, which can be affected by the price of the crop nutrient relative to the cost of production. Cost of production is influenced by the price and availability of key raw materials (particularly North American natural gas prices or the cost of sulfur for phosphate production), including the impact of changes in currency valuation, as well as strikes or government actions.
3.	Government policies or actions:
•	Changes in tax structure, environmental compliance and other interventions can positively or negatively impact the cost of doing business in a given region of the world.

•	Government actions that support a country’s agriculture sector (for example, introducing a program that provides additional credit to growers) can have a positive impact on nutrient demand.

•	A change in government policy pertaining to imports, exports or regulated pricing of crop inputs can influence supply, demand and pricing for these products. For example, China temporarily lowered their export tax on nitrogen and phosphate products in late 2008, which increased export availability from China and negatively impacted international prices.
4.	Global and regional GDP:
The rate of growth in GDP impacts demand for our Wholesale industrial products. On a longer term basis, the rate of growth in global GDP can also influence the rate of growth in demand for high protein diets, which in turn raises demand for animal feed and crop inputs.
5.	Environmental, sustainable and economic imperatives:
The increased global emphasis on environmentally, socially and economically sustainable products continues to influence the development and demand for new products, services and practices.

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In 2008, our Retail operations accounted for over half of Agrium’s consolidated net sales, 44 percent of our gross profit and 24 percent of total EBITDA.

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Strategic Business Unit | Retail Operations
Agrium is the largest agricultural retailer in the U.S., where annual crop input expenditures top $40-billion. Our 2008 Retail net sales totaled $5.5-billion.
Our Retail operations provide a one stop shop providing solutions for growers to optimize their yields and returns. In order to achieve this, we offer the latest technologies and products with a commitment to environmental responsibility, to support our customers as they strive to maximize the yields and quality of their crops. Agrium Retail applies the majority of the products we sell to growers’ fields using the latest equipment, standards and technology.
Retail | Snapshot 2008
•	Net Sales | $5.5-billion in 2008, more than double the $2.5-billion in 2007 and $2.0-billion in 2006

•	Gross Profit | $1.4-billion in 2008, also more than double the gross profit of $676-million in 2007 and $495-million in 2006

•	EBIT | $480-million, compared with $177-million in 2007 and $95-million in 2006

•	EBITDA | $560-million compared with $210-million in 2007 and $125-million in 2006

[1]	See disclosures under the heading “Forward-Looking Statements” on page 92 of this MD&A

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Retail | Operational Geography

Crop Production Services (“CPS”)
All of Agrium’s retail centers across the United States, including the former UAP farm centers and Agrium’s Western Farm Service centers in the Western U.S., have now been re-branded under the name Crop Production Services
Agroservicios Pampeanos S.A. (“ASP”)
With 32 farm centers and $331-million in net sales in 2008, ASP — Agrium’s South American retail network — supplies crop input products and services primarily in the wheat, soybean and corn growing region of Argentina and the fruit growing region of Chile.

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Retail | Strategy
As part of our ongoing efforts to maximize shareholder value, Agrium remains steadfast in its commitment to growth. The fundamentals of our business and corresponding business plan remain sound, even amid the upheaval and instability in the world’s commodity markets through the latter part of 2008.
In 2008, the key priority for our Retail business was to close the UAP acquisition and integrate the new business as quickly and efficiently as possible,with a focus on maximizing synergies while ensuring continued superior customer service. We continue to focus on maximizing and growing the base business, providing a stable flow of earnings from our geographically diverse assets, and expanding through acquisitions. Our strategy is grounded in five key principles that have guided our Retail unit for more than a decade:
1.	Commitment to a strict program of performance management with detailed attention to customers and employees.

2.	Growing the business in general and the seed business in particular.

3.	Building relationships with leading growers in each of our markets, allowing us to grow along with our customers.

4.	Focusing expansion in the prime agricultural regions.

5.	Optimizing returns from economies of scale across all products, systems and services.

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Retail | Key Developments in 2008
“The addition of UAP’s business to our own Retail operations is an excellent strategic fit for Agrium and a significant step in our strategy of continuing to grow and transform the Company. The acquisition will significantly expand our geographic base and our product diversity, and it will offer an opportunity to leverage strengths of both companies. It increases the scale, size and diversity of our business, further enhances stability of our earnings profile and strengthens Agrium’s ability to serve and grow its customer base. A key factor to our success will be drawing from the extensive experience of employees from both organizations.” Mike Wilson, Agrium President & CEO

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Agrium’s Acquisition of UAP
In early December 2007, Agrium entered into a definitive agreement to acquire UAP, one of North America’s largest independent distributors of agricultural and non-crop products. On May 5, 2008, upon receiving a consent decree from the Federal Trade Commission, we successfully completed our acquisition of UAP Holding Corp. at a price of $39.00 per share. The total purchase price was $2.7-billion, the largest acquisition by a Canadian company in 2008. The acquisition was financed from $1.3-billion of net proceeds from our common shares offering in December 2007, borrowings of $1.2-billion under three credit facilities, and $190-million of cash.
The addition of 365 retail outlets and eight distribution centers through the UAP acquisition significantly increased our Retail net sales and gross profit in 2008. For the period of May 5 to December 31, 2008, UAP contributed approximately $2.5-billion to our Retail unit’s net sales and $0.5-billion to gross profit, net of the crop nutrient valuation write-down. Prior to our acquisition in May 2008, UAP had significant earnings for the year which were not included in our consolidated financial statements. Agrium acquired 370 farm centers but divested five of these centers and one Agrium legacy facility.
Through our acquisition of UAP, we expect to capture at least $80-million in synergies in 2009 and ongoing synergies of over $115-million per year in 2010 and beyond. 1 We expect these synergies to come primarily from improved sourcing of products and reduced overhead costs. As part of the integration, we will implement a consistent point-of-sale system and an existing segmentation tool across the organization which will provide management with improved visibility into the operations. The UAP acquisition also significantly expands our private label product offerings in our crop protection products and seed businesses.

[1]	See disclosures under the heading “Forward-Looking Statements” on page 92 of this MD&A.

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Retail | Financial Results
A combination of factors contributed to our record 2008 results in Retail, including the UAP acquisition, strong global agricultural and crop input markets, and purchases of crop input products from suppliers. Both our legacy Retail operations and our recently acquired UAP business achieved significant increases in net sales, gross profits and earnings over the previous record year in 2007.
Retail net sales more than doubled to $5.5-billion in 2008 compared with $2.5-billion in 2007 and $2.0-billion in 2006. Sales and gross profit rose significantly for all three of our major product lines, as prices for virtually all major crops and crop nutrients soared during the first three quarters of 2008.
Our 2008 Retail EBITDA was $560-million, compared with $210-million in 2007 and $125-million in 2006. Total Retail EBIT was $480-million in 2008, compared with $177-million in 2007 and $95-million in 2006. EBITDA as a percent of net sales was 10.2 percent in 2008, including the UAP and legacy Retail operations, up from 8.5 percent in 2007 and 6.3 percent in 2006. Retail took a write-down of $93-million resulting principally from changes in valuations of future purchase commitments for crop nutrients.
Retail Performance

		Year Ended December 31			Variance Analysis
(millions of U.S. dollars)	2008	2007	2006	2008 vs 2007	2007 vs 2006

Net sales	5,516	2,466	1,975	3,050	491
Cost of product	3,997	1,790	1,480	2,207	310
Inventory and purchase commitment write-down	93	—	—	93	—

Gross profit	1,426	676	495	750	181
Selling expenses	788	442	361	346	81
General and administrative	59	21	23	38	(2)
Depreciation and amortization	80	33	30	47	3
Other expenses (income)	19	3	(14)	16	17

EBIT	480	177	95	303	82

EBITDA	560	210	125	350	85

EBITDA as percent of net sales	10	9	6

Retail | Expenses
Retail selling expenses rose to $788-million in 2008, compared with $442-million in 2007 and $361-million in 2006. The majority of the increase was due to the addition of the UAP retail business. The purchase of UAP’s assets in the second quarter of 2008 added approximately $270-million in Retail expenses this year. Higher expenses were also due partly to an increase in sales activity in the first half 2008 and integration expenses associated with the UAP acquisition. Total selling expense as a percentage of net sales for 2008 decreased significantly to 14.3 percent, compared with 17.9 percent in 2007 and 18.3 percent in 2006.
The reduction in selling expense as a percent of sales was due to the addition of UAP’s business. UAP’s selling expenses as a percentage of revenue have historically been significantly lower than Agrium’s legacy Retail operations. UAP’s lower ratio is due to its significant wholesale crop protection business and geographic areas where customers require reduced levels of service and have lower associated costs than our legacy operations. For our legacy Retail operations, selling expenses as a percent of net sales declined about one percent as compared to the prior year, primarily due to the large increase in sales prices for all major crop nutrients in 2008 versus 2007.

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Retail | Products & Services
Crop Nutrients | Products & Services
Crop nutrient sales account for approximately 50 percent of Agrium’s Retail net sales. We provide a full line of crop nutrient products, including; nitrogen, phosphate, potash, sulfur and micronutrients in liquid and dry forms. We typically mix crop nutrients in custom blends based on requirements by field for each customer. To determine optimal application rates we often use soil fertility and/or leaf tissue sample testing techniques to determine current nutrient levels and combine this with an analysis of the soil type, the crop being grown, and yield objectives.
Our Retail operations procure crop nutrient products at market prices from a variety of producers and wholesalers, including inter-company purchases from Agrium’s Wholesale unit. In 2008, our North American Retail operations purchased approximately 15 percent of their crop nutrients from our Wholesale operations.

The Forces of Demand	|	Growers apply nutrients to their croplands to optimize yields. Crops naturally utilize and draw nutrients from the soil as they grow, and Agrium is in the business of helping growers replenish these soil nutrients to maintain soil fertility for generations to come.
Crop Nutrients | Financial Results
Crop nutrient net sales reached $2.7-billion in 2008, compared with $1.5-billion in 2007 and $1.1-billion in 2006. This year’s significant increase in sales was due to the contribution from UAP’s business, which accounted for $0.8-billion in sales, as well as stronger sales prices for all major nutrients.
Crop nutrient sales volumes increased approximately 17 percent over last year to 4.9 million tonnes in 2008, due entirely to the UAP acquisition. Crop nutrient sales volume was lower at both the UAP and legacy operations, with sales volumes through our legacy business down approximately 27 percent compared with 2007. The reduction in volumes was due to a mix of factors including; lower U.S. corn acreage and weather delayed spring season in 2008, the late harvest and market uncertainties for crop and nutrient prices in the fall of 2008 resulting in growers deferring fall nutrient applications.
Total gross profit for crop nutrients increased to $627-million in 2008, compared with $335-million in 2007 and $217-million in 2006. Crop nutrient margins on a percentage basis were 23.1 percent in 2008, essentially identical to the figure in 2007 and higher than the 20.4 percent in 2006. The 2008 figure is a combination of Agrium’s legacy operations and UAP’s lower margin business. Agrium’s 2008 legacy margins percentage increased by 7 percent, and UAP’s margins were up slightly compared with the similar period last year. A significant portion of the increase in margins this year was due to the appreciation of wholesale crop nutrient prices in the last quarter of 2007 and the first quarter of 2008.

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Retail Performance – Products & Services

		Year Ended December 31			Variance Analysis
(millions of U.S. dollars)	2008	2007	2006	2008 vs 2007	2007 vs 2006

Crop nutrients
Net sales	2,718	1,453	1,065	1,265	388
Cost of product	1,998	1,118	848	880	270
Inventory and purchase commitment write-down	93	—	—	93	—

Gross profit	627	335	217	292	118
Gross profit (%)	23.1	23.1	20.4

Crop protection products
Net sales	2,115	619	591	1,496	28
Cost of product	1,539	438	437	1,101	1

Gross profit	576	181	154	395	27
Gross profit (%)	27.2	29.2	26.1

Seed, services and other
Net sales	683	394	319	289	75
Cost of product	460	234	195	226	39

Gross profit	223	160	124	63	36
Gross profit (%)	32.7	40.6	38.9

Total net sales	5,516	2,466	1,975	3,050	491
Total cost of product	3,997	1,790	1,480	2,207	310
Total inventory and purchase commitment write-down	93	—	—	93	—

Total gross profit	1,426	676	495	750	181

Crop Protection Products | Products & Services
Crop protection products accounted for 38 percent of our Retail net sales in 2008. This product grouping includes herbicides, fungicides, adjuvants,and insecticides that help growers maximize yields by optimizing crop health and reduce losses to weeds, diseases and insects. We offer a vast range of quality products as demand for these products varies by crop, region weather and pest pressure. In the Western U.S., where we offer over 2,500 different crop protection products, the top five products account for about 10 percent of sales. Glyphosate is the most significant crop protection product we sell.
As a result of our broad market scale and scope, we provide agricultural input suppliers with an efficient means to access a highly fragmented customer base of growers and small dealers. We distribute agricultural inputs and professional non-crop products purchased from the world’s leading crop protection product companies. We are the largest distributor of crop protection products and have long-standing relationships with these companies.
In addition to products we purchase from third parties, we market over 200 key proprietary branded products under the Loveland Products, Inc. (“LPI”) brand name across North and South America and in approximately 30 countries worldwide. LPI operates three formulation facilities with a combined production volume of over 200 million pounds per year located in Greeley, Colorado, Billings, Montana and Greenville, Mississippi. These facilities produce our proprietary adjuvants, herbicides, insecticides and fungicides.

The Forces of Demand	|	As crop prices rise, growers increasingly embrace the use of crop protection products to maintain and improve plant health. These products can increase crop yields by countering crop disease pressures. Demand for crop protection products can be contingent on weather conditions, which affect the degree of pest pressure in a particular region or crop. The cyclical nature of insect infestations and crop diseases also influences demand.
We believe the overall volume of crop protection product sales has remained largely unchanged to slightly lower over the past decade, as the growing use of genetically modified or enhanced seed varieties has reduced the need for such products. However, this trend has been largely offset over the past few years by the increased use of fungicides for enhancing plant health and by increased weed resistance to the popular glyphosate products, which has bolstered demand for crop protection products to control weed growth.

28     Agrium / 2008 Annual Report

Crop Protection Products | Financial Results
Crop protection net sales increased over three-fold to $2.1-billion in 2008, compared with $619-million in 2007 and $591-million in 2006. The majority of the increase was due to the addition of UAP’s significant crop protection products business. This crop protection products business encompasses a wholesale business, including formulation and sales of a wide range of crop protection products to a broad range of distributors and retailers, as well as a retail business which provides products directly to growers through our wholly-owned farm centers. Net sales and gross profit were also supported by a significant increase in glyphosate prices in the first three quarters of the year, which resulted in inventory appreciation.
Total gross profit for crop protection products increased to $576-million, compared with $181-million in 2007 and $154-million in 2006. Crop protection product margins were 27.2 percent for 2008, compared with 29.2 percent for 2007 and 26.1 percent for 2006. The reduction in margins is due solely to the addition of UAP’s lower margin wholesale crop protection business. Margins improved significantly on a year-over-year basis for both Agrium’s legacy operations in 2008 versus 2007 and for UAP.
Seed, Services and Other Products | Products & Services
Agrium’s farm centers are gaining traction as important sources of seed for growers within the $12-billion U.S. seed industry. We procure seed from major global suppliers, offering their branded seed as well as our own seed brand, Dyna-Gro. In selecting Dyna-Gro seed, Agrium’s seed specialists match variety strengths with soil and growing conditions unique to each market.

The Forces of Demand	|	We market most of our branded seed products in the Corn Belt and cotton markets. Corn, wheat, soybean and cotton seeds account for over 80 percent of our total seed sales. We have seen a rapid increase in our seed sales, and our goal is to continue to grow this area of our business.
To help our customers achieve optimal results from their crop nutrient and crop protection product purchases, Agrium offers services such as crop input product application, soil and leaf tissue testing and analysis, and crop scouting. Employing a large fleet of application equipment—some of it equipped with global positioning system (“GPS”) technology for precision application—we apply fertilizer and crop protection products at optimal rates. In recommending the type and timing of specialty crop applications, our crop consultants consider factors such as humidity, wind speed, leaf wetness, temperature, time until harvest and future planting intentions. Thorough evaluation of these and various other factors helps ensure that crop nutrient and crop protection products are applied at the right rate, time and place for optimal results.
As part of our commitment to optimizing application rates and minimizing losses during crop input applications, we operate approximately 1,400 wireless remote weather stations throughout our western region that collect field-specific weather-related data and monitor soil moisture conditions. Proprietary software interprets this data to predict plant diseases and insect infestations. Our crop advisors then develop specific “just in time” crop protection recommendations. This is particularly important given how quickly insects or diseases can reduce yields.
Seed, Services and Other Products | Financial Results
Net sales for seed, services and other products also increased significantly in 2008 to $683-million from $394-million in 2007 and $319-million in 2006. The increase in sales and gross profit for both seed and services was almost entirely due to the addition of UAP’s business. Results from this business were very strong in the first three quarters of the year, although sales and gross profit for application services was impacted by the lower than normal crop nutrient applications in the fall of 2008. Gross profit increased by 39 percent in 2008 to $223-million, compared with $160-million in 2007 and $124-million in 2006.
Seed net sales accounted for about 63 percent, or $432-million, of the 2008 sales in this category. This represents a two-fold increase in seed sales over the prior year. Seed net sales for our legacy Retail operations rose by 14 percent compared with 2007 and 40 percent compared with 2006. Gross profit from seed sales was $71-million in 2008, up significantly from $40-million in 2007 and $29-million in 2006.
Retail services sales were $149-million in 2008 — a 48 percent increase over 2007. We expect demand for seed and services to remain strong in 2009 assuming relatively high crop prices and due to the continued introduction of new seed offerings, which contain a combination of genetic traits (stacked genes), that protect plants against a variety of diseases and pests.

2008 Annual Report / Agrium     29
Retail | Quarterly Results
Our Retail business is seasonal given we market our products and services directly to the agriculture sector. From a sales and gross profit perspective,the second quarter — the spring crop input application period in North America and the fall application period in South America —is Retail’s most important quarter. Due to slower sales activity during the winter months, the first quarter has typically been Retail’s weakest earnings quarter. However, the addition of UAP is expected to change Retail’s quarterly earnings distribution somewhat. A higher proportion of UAP’s business occurs in the southern U.S. growing regions where the application seasons start earlier than in the northern regions. This should support our earnings in the first and third quarters compared to the historical performance in our legacy Retail operations.
Retail Quarterly Performance

			2008					2007				2006
(millions of U.S. dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net sales — Domestic	916	1,482	2,422	365	454	345	1,087	320	326	291	927	266
Net sales — International	106	112	84	29	101	82	60	17	58	51	42	14

Total net sales	1,022	1,594	2,506	394	555	427	1,147	337	384	342	969	280
Cost of product	701	1,178	1,839	279	376	293	869	252	259	252	755	214
Inventory and purchase commitment write-down	93	—	—	—	—	—	—	—	—	—	—	—

Gross profit	228	416	667	115	179	134	278	85	125	90	214	66
Gross profit (%)	22	26	27	29	32	31	24	25	33	26	22	24

Gross profit by product
Crop nutrients	60	160	335	72	83	48	159	45	47	29	109	32
Crop protection products	133	191	223	29	56	50	52	23	49	34	47	24
Seed, services and other	35	65	109	14	40	36	67	17	29	27	58	10

EBIT	(54)	121	409	4	39	17	142	(21)	20	(9)	98	(14)

EBITDA	(32)	148	431	13	47	26	150	(13)	28	—	106	(9)

30     Agrium / 2008 Annual Report

By investing and growing across the
value chain, Agrium’s Wholesale unit has
assembled a substantial, diversified and
increasingly global network of assets.

2008 Annual Report / Agrium     31

Strategic Business Unit | Wholesale Operations
In 2008, we produced 6.8 million product tonnes of the major crop nutrients: 4.0 million tonnes of nitrogen, 1.8 million tonnes of potash, 1.0 million tonnes of phosphate. We also produced 0.3 million tonnes of ammonium sulphate. These crop nutrients were produced at our 13 major production facilities and a number of smaller regional upgrade facilities. Sales of our manufactured products were complemented by our Purchase for Resale business, which marketed approximately 1.8 million tonnes of additional nutrient products in North and South America and Europe in 2008.
Wholesale | Snapshot 2008
•	Net Sales | $4.7-billion — a 65 percent increase compared with $2.8-billion in 2007 and $2.3-billion in 2006
•	Gross Profit | $1.8-billion — double our gross profit of $874-million in 2007 and more than four times the $435-million in 2006
•	EBIT | $1.5-billion compared with $667-million in 2007 and $91-million in 2006
•	EBITDA | $ 1.7-billion — a 112 percent increase over $786-million in 2007 and 374 percent over $352-million in 2006

32     Agrium / 2008 Annual Report
Wholesale | Operational Geography

Wholesale Assets
By prudently pursuing our long-term strategy of investing and growing across the value chain, Agrium’s Wholesale unit has assembled a substantial, diversified and an increasingly global network of assets — from phosphate rock mines, potash mines and nitrogen production facilities to an extensive and growing global fertilizer storage and distribution system.
The primary end consumer for our Wholesale products is the agriculture market — in particular, growers of grains,oilseeds and other crops who want to enhance crop yields and quality. Agricultural buyers account for about 85 percent of our Wholesale sales.
The rest of our sales support a broad range of industrial uses. For example, urea is used for the production of resins in the lumber industry, potash for the recycling of aluminum, and phosphates are used as a retardant material to prevent the spread of forest fires. The majority of our industrial sales volumes come from nitrogen products — primarily ammonia, urea, ammonium nitrate and aqua ammonia — that are produced at our Western Canadian, North Bend and Borger nitrogen facilities and sold in Canada and the U.S.

2008 Annual Report / Agrium     33

Industrial sales are more evenly distributed throughout the year than sales to the agricultural market. Our average sales price in a given quarter will be influenced by the relative weighting of sales to the industrial versus the agriculture markets, particularly for ammonia. The influence of industrial ammonia selling prices tends to be larger in the first and third quarters, which are slower quarters for agricultural sales. Much of the industrial ammonia we sell is priced on a gas index-plus basis, providing increased stability in sales and earnings throughout the year. This is particularly important for ammonia given the challenges of transportation and storage, which allow us to further leverage our extensive ammonia distribution capability throughout the year. Industrial urea sales are usually made based on agricultural market prices.

34     Agrium / 2008 Annual Report

2008 Wholesale Capacity, Production & Sales

(thousands of product tonnes		Nitrogen Volumes			Potash Volumes			Phosphate Volumes
as of December 31, 2008)	Capacity	Production	Sales	Capacity	Production	Sales	Capacity	Production	Sales

North America
Canada	3,345	2,642	1,456	2,050	1,763	108	660	598	529
U.S.	1,273	924	1,733	—	—	800	555	436	377
International	635	399	362	—	—	778		—	—

Total	5,253	3,965	3,551	2,050	1,763	1,686	1,215	1,034	906

2008 Annual Report / Agrium     35
Wholesale | Strategy
Our Wholesale strategy focuses on improving our competitive position by being a low cost-to-serve supplier of crop nutrients, providing superior customer service and concentrating on continuous improvement to our business through:
•	Optimization and incremental expansions of existing facilities and distribution assets;
•	Value-added growth through building new greenfield facilities;
•	Acquisitions in both our manufacturing and distribution functions; and,
•	Global diversification.
To link Agrium more closely to our customers, ongoing investment in our distribution network is a key component of our strategy. Strong distribution capabilities help maintain market access and competitive cost position to supply our customers.
Our Wholesale strategy varies by nutrient or business. For nitrogen, we are focused on ensuring the long-term competitiveness of our products on a delivered cost basis. We will maintain our current focus on optimizing our existing nitrogen assets and expanding our international low-cost position.

36     Agrium / 2008 Annual Report
For phosphate, our strategic focus will continue to be on improving and optimizing our base business.
Our potash strategy focuses on leveraging our extensive ore reserve base by expanding our production capacity in the near and long-term. We intend to proceed with a capital expansion project that would ultimately increase the Vanscoy mine’s annual sustainable capacity to 2.8 million tonnes. 1In 2008, we continued to advance our greenfield potash project by investing over $39-million to evaluate the potash reserves on our land leases in Saskatchewan and Manitoba. We have the people, resources, potash reserves and over 40 years of potash mining experience that will allow us to continue with the geological development. A project of this scope will require significant investment of capital and time with the earliest potential start-up in 2015.
Wholesale | Key Developments In 2008
“We are extremely pleased that we have been able to reach an agreement with the Egyptian Government that allows us to establish an immediate presence and long-term strategic position in Egypt while providing additional earnings and cash flow almost immediately.” Mike Wilson, President & CEO
Egypt Nitrogen Facility Developments
Agrium had been developing its own nitrogen facility project through its 60 percent owned EAgrium venture until construction was halted by the Egyptian government due to local opposition in 2008. This prompted Agrium to negotiate an alternative agreement with the government

[1]	See disclosures under the heading “Forward-Looking Statements” on page 92 of this MD&A.

2008 Annual Report / Agrium     37

resulting in Agrium acquiring a 26 percent equity position in an existing Egyptian urea production facility in January of 2009. We took a $45-million write-down, net of non-controlling interests, to our $295-million EAgrium investment in the fourth quarter of 2008 to reflect the difference between the estimated fair value of our MOPCO equity interest and the cost of our investment in EAgrium. The 675,000 tonne urea facility started commercial production in the summer of 2008. Agrium’s portion of the low-cost urea facility is 175,000 tonnes. MOPCO is considering constructing two additional urea trains, which would increase total annual capacity to approximately two million tonnes of urea. If they proceed with the expansion, which is not assured given the requirement for project financing in the credit and financial markets as at the end of 2008, Agrium’s 26 percent interest would increase to approximately 525,000 tonnes annually. 1
Agrium’s entry into Egypt is consistent with our strategy of investing across the agricultural value chain, establishing low cost-to-serve Wholesale positions, and diversifying geographically. MOPCO is a world scale facility located in a region with competitively priced gas and prime shipping access to key markets such as Europe, the United States and Brazil. This expands our global footprint in nutrient manufacturing and distribution, linking us closer to our customers around the world.
Agrium Acquires European Distribution Network
In July 2008, Agrium acquired a 70 percent equity position in Common Markets Fertilizer (“CMF”). Over the past 24 years, CMF has grown into one of Western Europe’s largest fertilizer distribution companies.
CMF owns and leases over 300,000 tonnes of dry and liquid storage at both port and inland sites across much of Europe. With its head office in Brussels,Belgium, CMF operates through subsidiaries in France, Germany, Belgium, the UK, Italy and Bulgaria, and it also markets products in Spain,the Netherlands, Ireland, Greece, Denmark and South America.
“The CMF acquisition is a key step in our global wholesale distribution strategy and provides us with entrance into markets in Europe as well as one of Europe’s most experienced teams in purchasing, sales, and distribution.” Mike Wilson, President & CEO
Wholesale | Financial Results
Our Wholesale operations achieved record net sales, gross profit and net earnings in 2008. Wholesale net sales increased to $4.7-billion in 2008, compared with $2.8-billion in 2007 and $2.3-billion in 2006. Wholesale EBIT was $1.5-billion in 2008, compared with $667-million in 2007 and $91-million in 2006, while Wholesale EBITDA rose to $1.7-billion from $786-million in 2007 and $352-million in 2006. These excellent results were primarily due to the significant increase in realized crop nutrient prices across all product lines.
Wholesale | Expenses
Wholesale operating expenses (gross profit less EBIT) increased by $106-million to $313-million in 2008, compared with $207-million in 2007 and $208-million before asset impairment in 2006. The increase was mainly due to the $134-million increase in potash profit taxes compared to the previous year, given the dramatic increase in potash margins in 2008, an increase in expenses related to our EAgrium venture and acquisition of CMF. These increases were partially offset by the inclusion of depreciation expense in cost of product starting in 2008 due to a change in Canadian accounting rules.

[1]	See disclosures under the heading “Forward-Looking Statements” on page 92 of this MD&A.

38     Agrium / 2008 Annual Report

Wholesale Performance

		Year Ended December 31			Variance Analysis
(millions of U.S. dollars)	2008	2007	2006	2008 vs 2007	2007 vs 2006
Nitrogen
Net sales	1,815	1,535	1,280	280	255
Gross profit	712	508	264	204	244

Potash
Net sales	816	305	213	511	92
Gross profit	632	167	98	465	69

Phosphate
Net sales	847	466	298	381	168
Gross profit	421	118	27	303	91

Other
Net sales	237	200	96	37	104
Gross profit	68	53	27	15	26

Product purchased for resale
Net sales	971	339	382	632	(43)
Gross profit	(42)	28	19	(70)	9

Total net sales	4,686	2,845	2,269	1,841	576
Total gross profit	1,791	874	435	917	439

Selling expenses	29	27	30	2	(3)
General and administrative	24	22	29	2	(7)
Depreciation and amortization	4	119	125	(115)	(6)
Potash profit and capital taxes	162	28	8	134	20
Asset impairment	87	—	136	87	(136)
Other expenses	37	11	16	26	(5)

	1,448	667	91	781	576
Non-controlling interest	(30)	—	—	(30)	—

EBIT	1,478	667	91	811	576

EBITDA	1,670	786	352	884	434

EBITDA as percent of net sales	36	28	16

Wholesale Products & Services | Nitrogen (N)
Nitrogen is crucial to plant nourishment and fundamental to life on the planet. It is a key component of chlorophyll, which gives plants their bright green color; it also plays a critical role in protein formation and boosting crop yields. Plants with adequate nitrogen nutrition show vigorous growth, healthy foliage, increased seed and fruit formation, and higher yields.
Because of its fundamental role in maximizing crop growth, yield and protein levels, nitrogen is the most important nutrient when it comes to world fertilizer production, trade and consumption. It is also the one crop nutrient that is most likely to show the most immediate impact on a crop’s yield if application rates are scaled back within a given growing season. Nitrogen represents almost 60 percent of the total volume of the three major crop nutrients applied globally.
The building block for virtually all nitrogen products is ammonia, which can be applied directly as a fertilizer or upgraded to urea, nitrogen solutions (“UAN”) and ammonium nitrate. Ammonia has numerous industrial applications and is also a key input in the production of granular phosphate products.
Marketing and distribution of ammonia requires significant investment in infrastructure and strong transportation partnerships. Agrium is very well positioned within North America’s ammonia industry with an extensive ammonia distribution, storage and transportation network.

2008 Annual Report / Agrium     39

At the end of 2008, we owned and operated six major nitrogen facilities in North and South America — four in Alberta, Canada, one in Argentina and one in Texas, U.S. Together, these six facilities have a combined capacity of 3.3 million tonnes of gross ammonia or approximately 3.2 million tonnes of upgraded nitrogen product. With our recently acquired 26 percent interest in the 675,000-tonne MOPCO low-cost urea facility — we in effect added the equivalent of 175,000 tonnes to our annual nitrogen capacity. While most of our nitrogen facilities produce ammonia and urea, our Redwater, Alberta facility produces all forms of nitrogen products. Our production capacity places Agrium among the world’s top three publicly traded nitrogen producers.
We also own and operate several facilities that upgrade ammonia to other nitrogen products such as UAN and nitric acid. These include facilities in Cincinnati, Ohio; Kennewick, Washington; and Sacramento, California. Our Sacramento location also serves as an import terminal. We have two smaller UAN upgrading facilities in Alberta, Canada, which together produced 65,000 tonnes of UAN and other products in 2008.
The quality and diversity of our nitrogen assets strengthen our competitive position. Our Alberta production facilities benefit from lower gas prices in Alberta than benchmark U.S. gas prices (NYMEX), and we market the majority of our Alberta production to regions adjacent to our production that have historically provided higher sales prices than the Southern U.S. or Corn Belt regions. In Argentina, we benefit from competitively priced regional natural gas supplies and have historically benefited from close proximity to the domestic end market compared to offshore imports. Furthermore, our proximity to the large Brazilian market provides us with a delivered cost advantage over other global exporters. Our equity interest in MOPCO provides an ownership position in one of the lowest cost operating facilities in the world with direct access to major markets in Europe and North and South America.
Nitrogen | Financial Results
Nitrogen Gross Profit
Nitrogen gross profit increased to $712-million in 2008, compared with $508-million in 2007 and $264-million in 2006. The increase was due to higher realized sales prices for all nitrogen products. Urea is the most important product within Agrium’s nitrogen category, accounting for approximately 57 percent of total nitrogen gross profit in 2008.
Nitrogen cost of product increased $100 per tonne over 2007 primarily due to higher North American gas prices and the inclusion of $12 per tonne in depreciation expenses not reflected in product cost in 2007.
Domestic nitrogen sales volumes were 3.2 million tonnes or 11 percent lower than last year. The reduction in sales volumes occurred across all major nitrogen products and virtually all of the reduction took place in the fourth quarter. The lower sales in the fourth quarter was due to the delayed harvest across much of North America, which limited the fall application season, and the decision by many growers to defer crop nutrient application to the spring of 2009 in anticipation of reduced prices. International nitrogen volumes were 362,000 tonnes, a decline of 465,000 tonnes over the previous year, given that the Kenai nitrogen facility is no longer in operation and our Argentine facility was down for an extended turnaround in the fourth quarter of 2008.
Nitrogen margins on a per tonne basis were a record $201 per tonne — 75 percent higher than last year.

40     Agrium / 2008 Annual Report

Nitrogen Performance

		Year Ended December 31			Variance Analysis
(millions of U.S. dollars, except as noted)	2008	2007	2006	2008 vs 2007	2007 vs 2006

Nitrogen Domestic
Net sales	1,662	1,284	962	378	322
Cost of product	1,025	892	845	133	47

Gross profit	637	392	117	245	275
Tonnes sold (‘000)	3,189	3,595	3,274	(406)	321
Margin per tonne	200	109	36

Nitrogen International
Net sales	153	251	318	(98)	(67)
Cost of product	78	135	171	(57)	(36)

Gross profit	75	116	147	(41)	(31)
Tonnes sold (‘000)	362	827	1,275	(465)	(448)
Margin per tonne	207	140	115

Total Nitrogen
Net sales	1,815	1,535	1,280	280	255
Cost of product	1,103	1,027	1,016	76	11

Total gross profit	712	508	264	204	244
Tonnes sold (‘000)	3,551	4,422	4,549	(871)	(127)
Margin per tonne	201	115	58
Selling price per tonne	511	347	281
Cost of product per tonne	310	232	223

Nitrogen Prices
Global and North American benchmark nitrogen prices increased dramatically in the second quarter of 2008, peaked in August and declined rapidly during the fourth quarter. Both benchmark and Agrium’s realized nitrogen prices were significantly higher in 2008 than in 2007 or 2006. For example, global urea prices averaged 60 percent higher in 2008 than 2007, while North American urea prices were 46 percent higher. The global nitrogen market tightened through the first eight months of the year due to growth in global nitrogen demand spurred by rising grain prices and expanded crop acreage. Global urea trade increased in the first half of 2008, partly due to another strong year of growth in demand from India. In April 2008, the Chinese government imposed prohibitive export tariffs on urea, which effectively restricted nitrogen supplies for the world market. The majority of the increase in benchmark prices occurred near the middle of the year and, as is often the case with rapid price changes, there was a delay before Agrium and other wholesale manufacturers realized these higher prices. The delay in realizing the rapid increase in benchmark prices was due to forward sales that influenced the average realized selling price and a government-imposed, $410 per tonne, urea price cap on domestic urea sales in Argentina for most of 2008. In the fourth quarter of 2008, benchmark nitrogen prices declined significantly as a result of reduced global demand due to lower grain prices and the lack of credit availability for international customers.
Source: Blue, Johnson & Associates, The Market, Green Markets

2008 Annual Report / Agrium     41

Nitrogen Product Cost
Our total cost of product increased slightly to $1.1-billion in 2008, compared with $1.0-billion in 2007 and $1.0-billion in 2006. On a per tonne basis, the cost of product was also higher, averaging $310 per tonne in 2008 compared with $232 per tonne in 2007 and $223 per tonne in 2006. The increase in cost was due primarily to a lower proportion of our total production from facilities that had lower cost gas (i.e., Kenai and Profertil), a higher average North American natural gas price in 2008 versus 2007, and the inclusion of depreciation expenses in product costs starting in 2008 due to a change in Canadian accounting rules. This change affects the comparability of wholesale cost of product to previous years. Previously, depreciation was reported below the gross profit line. For nitrogen, the change represents $12 per tonne or $41-million in additional cost of product in 2008 compared with 2007.
Gas Price & Cost
Agrium’s overall natural gas cost was $7.44/MMBtu in 2008 versus $5.78/MMBtu in 2007, due to higher North American gas costs and a lower proportion of gas used at our international facilities this year. The U.S. benchmark (NYMEX) natural gas price for 2008 was $8.94/MMBtu versus $6.92/MMBtu last year.
We purchased approximately 105 BCF of gas in 2008. This was five BCF lower than last year, primarily due to the closure of Kenai in 2007 and reduced production at the Fort Saskatchewan facility in the fourth quarter of 2008. Over the past three years, the average Alberta gas price (AECO) was $1.01 per MMBtu lower than the price of NYMEX gas, benefiting our Alberta production facilities. In 2008, the AECO basis differential averaged $1.14/MMBtu lower than NYMEX.
Our ammonia facility in Borger, Texas — our only nitrogen facility that produces ammonia in the United States — accounted for about 15 percent of our total 2008 gas purchases. Our Borger facility normally has a gas cost advantage versus NYMEX gas prices, this advantage averaged $1.34 per MMBtu in 2008.
Our Profertil nitrogen facility in Argentina has three long-term, low-cost gas contracts denominated in U.S. dollars. These gas contracts are on a fixed-price basis, and they are set to expire in 2011, 2012 and in 2017. These three contracts account for about 80 percent of our gas requirements. Pan American Energy is now the largest supplier, followed by Petrobras and Repsol YPF. For the remaining 20 percent of its gas requirements, Profertil purchases gas through a mix of spot and shorter-term (one and two-year) contracts, also denominated in U.S. dollars. Non-interruptible transportation contracts are in place for all gas. Gas transportation contracts for 40 percent of Profertil’s gas requirements expire in 2011 and the remaining 60 percent in 2015. The Argentine Government has redirected gas available for industrial users towards residential users at times over the past several years due to overall supply and transportation constraints during the peak winter demand season.

(U.S. dollars per MMBtu)	2008	2007	2006

NYMEX	8.94	6.92	7.26
AECO	7.80	6.11	6.17

Basis	1.14	0.81	1.09

Wholesale
Average unhedged	7.49	5.76	5.34
Hedging impact	(0.05)	0.02	(0.08)
Overall weighted average(a)	7.44	5.78	5.26

(a)	Weighted average gas price of all gas purchases, including our 50 percent share of the Profertil facility.
Natural Gas Use (BCF)

	Western	United States	International(a)	Potash	Total
	Canada	(Borger, TX)		& Other

2008	73	16	12	4	105

2007	68	16	23	3	110

(a)	Our Kenai facility gas purchases totaled 10 BCF in 2007 but was permanently closed in late 2007.

42     Agrium / 2008 Annual Report

Sales Volumes & Operating Rates
Wholesale nitrogen sales volumes in 2008 totaled 3.6 million product tonnes, compared with 4.4 million in 2007 and 4.5 million in 2006. The nitrogen product category is primarily made up of urea, ammonia, UAN solutions and industrial grade ammonium nitrate. The category was revised in 2008 with ammonium sulfate now included in the “Other” product category. Sales volumes in 2008 were lower than 2007 across virtually all products. North American sales volumes in 2008 were 11 percent lower than the previous year, a result of lower volumes in the fourth quarter of 2008 versus the same period last year. This was caused by the late North American harvest, which limited the fall application window and North American growers deferring application from the fall of 2008 to the spring of 2009.
International sales volumes were down more than 50 percent in 2008 compared to 2007 due to the closure of our Kenai nitrogen facility in late 2007, the extended turnaround at our Profertil facility and low nutrient demand in South America in the fourth quarter of 2008.
Wholesale Products & Services | Potash (K)
Potash is required by crops to regulate growth processes, activate enzymes involved in plant growth and help protect crops from drought and disease. Agrium is North America’s third largest producer of potash.
We produce muriate of potash (“MOP”)—otherwise known simply as potash—at our mine in Vanscoy, Saskatchewan. We sell approximately half of our production within North America and the rest is exported internationally. Our international sales are marketed through Canpotex—the offshore marketing agency for potash produced in the province of Saskatchewan, wholly owned by the three major potash producers in Canada. Our share of Canpotex total sales in 2008 was 8.33 percent and 9.28 percent commencing in 2009.
Global potash trade is approximately 45 million product tonnes per year, which represents about 40 percent of the major agricultural nutrients worldwide. Potash deposits are highly concentrated within only a few regions of the world. The world’s largest potash deposits are in Saskatchewan, Canada, whose mines accounted for about 34 percent of global potash capacity and 39 percent of world potash trade in 2008. The major global suppliers are Canada, Russia, Belarus and Germany, while most of the demand is in China, U.S., Brazil, India and Southeast Asia. The majority of the growing demand for potash is expected to be met primarily through capacity additions in the existing producing regions in Canada and Russia.
The two major grades of potash are premium/granular grade and standard grade. Premium grade is viewed as a superior product due to its suitability for blending with granular nitrogen and phosphate products. Standard grade is a smaller, less uniform, non-compacted grade of potash that tends to sell at a slight discount to premium grade. Standard grade potash is applied directly to soils in regions of the world not equipped with bulk fertilizer blending capabilities and is used as an ingredient in homogenous NPK fertilizer production.

2008 Annual Report / Agrium     43

Potash | Financial Results
Potash Gross Profit
Our potash gross profit more than tripled to a record $632-million in 2008, compared with $167-million in 2007 and $98-million in 2006. The significant improvement over 2007 was due entirely to higher average realized prices, as sales volumes were similar to last year and average costs were higher.
Potash Performance

		Year Ended December 31			Variance Analysis
(millions of U.S. dollars, except as noted)	2008	2007	2006	2008 vs 2007	2007 vs 2006

Potash Domestic
Net sales	476	185	143	291	42
Cost of product	112	84	80	28	4

Gross profit	364	101	63	263	38
Tonnes sold (‘000)	907	865	731	42	134
Selling price per tonne	525	214	196
Margin per tonne	401	117	86

Potash International
Net sales	340	120	70	220	50
Cost of product	72	54	35	18	19

Gross profit	268	66	35	202	31
Tonnes sold (‘000)	779	819	548	(40)	271
Selling price per tonne	437	146	128
Margin per tonne	345	81	64

Total Potash
Net sales	816	305	213	511	92
Cost of product	184	138	115	46	23

Gross profit	632	167	98	465	69
Tonnes sold (‘000)	1,686	1,684	1,279	2	405
Margin per tonne	375	99	77
Selling price per tonne	484	181	167
Cost of product per tonne	109	82	90

44     Agrium / 2008 Annual Report

Potash Prices
Our average realized potash price more than doubled in 2008 to reach $484 per tonne, compared to $181 per tonne in 2007 and $167 per tonne in 2006. Both domestic and international sales prices increased significantly due to the very tight global supply and demand situation and record low inventories in North America through most of 2008. The differential between international and domestic margins widened further in 2008, as realized domestic sales prices outpaced increases in our average realized international potash price. This was due to domestic prices being made on a spot basis in a rising price environment and a significant portion of our international sales being made on a one-year contract basis with China and India. Our international sales are made through Canpotex, whose export reference price is the Vancouver,Canada potash price.
Potash | Product Cost
Our cost of potash product sold rose to $184-million in 2008, compared with $138-million in 2007 and $115-million in 2006. On a per tonne basis, cost of product was $27 per tonne higher than last year, as a result of the addition of $11 per tonne in depreciation expense this year that was not included in the cost of product in prior years, higher royalties resulting from higher realized prices, and higher transportation costs. The product cost figure includes both cost of production and a portion of the freight to our North American markets.
Sales Volumes & Operating Rates
Our potash sales volumes in 2008 were 1.7 million tonnes, unchanged from the volume sold in 2007 but significantly higher than the 1.3 million tonnes sold in 2006. From a production standpoint, we produced 1.8 million tonnes of potash in 2008, compared with 1.7 million tonnes in 2007 and 1.2 million tonnes in 2006. Our production and sales volumes in the first three quarters of 2008 were higher than the same period in 2007 as a result of higher utilization rates at our Vanscoy potash facility and strong demand fundamentals. However, we reduced our operating rate somewhat in the fourth quarter of 2008 due to reduced demand and the resulting increase in our inventory level.
We estimate we have sufficient potash ore reserves to continue production for approximately 60 years based on current and projected production rates. 1

[1]	See disclosures under the heading “Forward-Looking Statements” on page 92 of this MD&A.

2008 Annual Report / Agrium     45

Wholesale Products & Services | Phosphate (P)
Phosphate is the third nutrient fundamental to the success of all food crops. This key nutrient stimulates root development and flowering, and encourages early crop development.
Agrium is North America’s fifth largest phosphate producer. We have two phosphate facilities: one in Conda, Idaho, and the other in Redwater, Alberta. Both our facilities have integrated sources of rock and ammonia and long-term contracts for locally sourced sulfur. In addition, our Conda facility has a competitive sulfuric acid supply contract with a local producer. Together these two facilities have the capability to produce over one million tonnes of phosphate products annually.
At our Conda facility, we produce monoammonium phosphate (“MAP”) and superphosphoric acid products (“SPA”), which we sell primarily in the U.S. Pacific Northwest as well as the Northern and Southern Plains regions. Our Redwater facility produces MAP primarily for distribution across Western Canada.
Three primary raw materials are required to produce granular ammonium phosphates: phosphate rock, sulfur and ammonia. Each of our two facilities has a dedicated phosphate rock mine: Redwater obtains phosphate rock from our mine in Kapuskasing, Ontario, while our Dry Valley rock mine supplies our Conda facility 24 kilometers away. Our Redwater facility produces ammonia on-site and sources sulfur locally. Given the significant availability of sulfur in the region, sulfur prices are highly favorable compared to global prices. Our Conda facility sources sulfur and sulfuric acid locally and ammonia from Agrium’s Alberta nitrogen plants.
Phosphate | Financial Results
Phosphate | Gross Profit
Our phosphate gross profit was a record $421-million in 2008, compared with $118-million in 2007 and $27-million in 2006. Realized net sales prices were $935 per tonne, more than double than last year’s level, which more than offset the impact of an increase in cost of product and a slight decrease in sales volumes.
Phosphate Performance

		Year Ended December 31			Variance Analysis
(millions of U.S. dollars, except as noted)	2008	2007	2006	2008 vs 2007	2007 vs 2006

Phosphate
Net sales	847	466	298	381	168
Cost of product	426	348	271	78	77

Gross profit	421	118	27	303	91
Tonnes sold (‘000)	906	1,021	906	(115)	115
Selling price per tonne	935	456	329
Cost of product per tonne	470	340	299
Margin per tonne	465	116	30

46     Agrium / 2008 Annual Report
Phosphate Prices
Benchmark prices for phosphate products also increased significantly through the first three quarters of 2008 due to strong demand in the spring of 2008. Prices dropped in the fourth quarter from all-time highs reached during the spring and summer, as illustrated in the price graph. The primary global phosphate benchmark price is the cash price at the port of Tampa, Florida, as the U.S. remains one of the largest global exporters of granular ammonium phosphates (DAP/MAP) on a combined DAP/MAP basis. The more relevant phosphate price for us is the local price in the U.S. Pacific Northwest, Northern and Southern Plains regions and Western Canada, where we sell the majority of our product.
Prices in the first three quarters of 2008 were supported by strong global demand, significantly higher input costs for non-integrated producers,and limited increases in global capacity. In addition, China imposed prohibitive export taxes on phosphate fertilizers in April 2008. The decline in price in the fourth quarter of 2008 was the result of a significant decrease in global phosphate demand due to the reduction in global commodity prices including grain prices, reduced credit availability for international buyers and the delayed harvest in North America. Prices were also impacted by the significant decline in sulfur and ammonia prices and China’s decision to lower its phosphate export tax again in late 2008 for certain months of the year.
Phosphate Product Cost
Our cost of product increased to $426-million in 2008, compared with $348-million in 2007 and $271-million in 2006. On a per tonne basis, cost of product increased to $470 per tonne in 2008, up from $340 per tonne in 2007 and $299 per tonne in 2006. The increase in cost was primarily due to higher sulfur prices in the first nine months of the year. The reclassification of depreciation expenses to cost of product in 2008 also added $29 per tonne in costs. The Tampa, Florida, average benchmark sulfur prices increased 132 percent in 2008 over 2007 levels but by the end of 2008 had dropped back below the previous five year average.
The economic life of the Kapuskasing phosphate rock mine and Redwater phosphate facility will be highly dependent on future prices of phosphate products, phosphate rock costs, and the relative value of the Canadian dollar. The economic life of the mine is currently estimated to 2013, but could extend beyond this if phosphate prices remain high and the Canadian dollar is low relative to the U.S. dollar. We continue to evaluate longer-term solutions for the ongoing operation of the Redwater phosphate facility beyond 2013. These include continued evaluation of the ore deposit at Kapuskasing and exploring/evaluating alternative sources of phosphate rock.

2008 Annual Report / Agrium     47
Our mine in Idaho, which supplies the Conda phosphate facility, is estimated to have sufficient ore reserves to continue production for over 20 years based on current and projected production rates. 1
Sales Volumes & Operating Rates
Our total sales volumes decreased slightly to 0.9 million tonnes in 2008, compared with 1.0 million tonnes in 2007 and 0.9 million tonnes in 2006. Phosphate sales volumes were slightly lower than in 2007 due to a planned turnaround at Conda and reduced demand in the fourth quarter due to growers deferring phosphate applications in the fall of 2008.
Wholesale Products & Services | Other
Our other nitrogen sales reflect our Rainbow® Plant Food business as well as ammonium sulfate product sales. The Rainbow product line offers homogenous bulk NPK products used primarily on commodity crops and bagged products used on high-value crops such as tobacco, cotton, peanuts and vegetables. In a homogenous product, combinations of nutrients are contained in each granule. This alternative to the more common practice of blending different nutrient granules at a farm center offers numerous advantages, including reduced product segregation and a more unified distribution of nutrients. Rainbow® products are produced at our three facilities in Americus, Georgia; Hartsville, South Carolina; and Florence, Alabama.
Results for our ammonium sulfate product sales are now in the Other products and services category, and results for previous years have been restated. Ammonium sulfate fertilizer contains both nitrogen and sulfur and is one of the most effective ways to manage sulfur fertility in soils. Ammonium sulfate is immediately available to the crop and sized for uniform blending with other dry fertilizer products. Ammonium sulfate is produced at our Redwater facility with ammonia produced on-site and sulfur sourced locally. We also market product produced at Fort McMurray, Alberta.
Other | Financial Results
In 2008, our Wholesale Other gross profit was $68-million compared with $53-million in 2007 and $27-million in 2006. Sales volumes were lower than last year due to lower production and sales from our sulfate Rainbow Plant Food business, following the closure of three Rainbow facilities in 2007 and lower crop nutrient demand in the fall of 2008 compared with the same period last year. Approximately 50 percent of the volume of Other products was ammonium sulfate, which experienced a significant increase in sales prices and margins. Our ammonium sulfate market fundamentals were supported by strong demand in the first half of 2008 resulting from higher canola acreage in Western Canada, as this crop has a high sulfur requirement, but declined in the second half of the year along with the other major crop nutrient products.

[1]	See disclosures under the heading “Forward-Looking Statements” on page 92 of this MD&A.

48     Agrium / 2008 Annual Report

Other Prices
In 2008, benchmark ammonium sulfate prices averaged $337 per tonne versus $204 per tonne in 2007 due to high crop and nutrient prices, in general,and strong demand from canola producers, in particular. Average sales prices for our Rainbow Plant Food business were also higher in 2008 than the previous year due to the strong spring season in most U.S. growing regions.
Other Product Cost
In 2008, our Other cost of product was $169-million compared with $147-million in 2007 and $69-million in 2006. The higher cost of product in 2008 resulted from an increase in ammonium sulfate costs, due to higher sulfur prices and North American natural gas prices in 2008. For our Rainbow Plant Food business, higher costs resulted from higher raw material costs of the three major crop nutrients purchased as a feedstock to produce the NPK granule.
Wholesale Products & Services | Product Purchased For Resale
In addition to selling our manufactured products, Agrium’s Wholesale unit purchases crop nutrient products from other suppliers for resale to our customers. This allows us to optimize the value of our extensive distribution and marketing capability beyond what is possible through the sale of our manufactured product alone, especially as the role of imports into North America has increased over the past several years. Our Purchase for Resale business also adds value for customers, providing a more complete line of products in areas where delivering our manufactured product may not be economical due to transportation costs.
Net sales for product purchased for resale were $971-million, almost three times higher than the $339-million in 2007 and $382-million in 2006. Gross profit in 2008 was a loss of $42-million, a reduction of $70-million from the $28-million in gross profit recorded in 2007. This was a result of a $121-million inventory write-down booked in the fourth quarter of 2008. The inventory write-down was required due to the lower nutrient sales prices for inventories that were carried over from the fall of 2008 to 2009. In particular, benchmark nitrogen and phosphate prices dropped by over 61 percent between the start and end of the fourth quarter of 2008. The write-down more than offset the strong margins in the first three quarters of the year and as a result, per tonne margins were a loss of $24 per tonne in 2008 compared to a positive margin of $29 per tonne in 2007. Approximately 75 percent of the volume of products purchased for resale in 2008 was comprised of nitrogen products. The remaining volumes included potash, phosphate and other products. Sales volumes were significantly higher than the previous year primarily as a result of the CMF acquisition.
Distribution and Storage
To meet our agricultural customers’ highly seasonal demand, we have developed an extensive transportation, storage and warehousing system to optimize deliverability during peak demand periods. We also have a significant number of railcars under long-term lease and use various pipelines, barges and ocean vessels to move our product. Our CMF acquisition this year has significantly strengthened our position in Europe, where CMF owns and leases over 300,000 tonnes of dry and liquid storage at both port and inland sites. We continue to evaluate opportunities to further expand our distribution base both within North America and globally.

2008 Annual Report / Agrium     49
Wholesale | Quarterly Results
As the agricultural sector is our primary market, our Wholesale results tend to fluctuate with the seasons of crop production. The second quarter, which coincides with the spring season in North America, is typically Wholesale’s most important quarter from a sales volume and gross profit perspective. The fourth quarter is often important as it encompasses the fall fertilizer application season in the Northern Hemisphere and the spring application season in Argentina. The third quarter can be an important quarter as well, depending on the extent that retail customers fill inventories over the summer period. The first quarter is normally the weakest, as application and sales volumes are light in the winter months. In 2008, the North American fall season was impacted by a late harvest and deferred applications, while dry conditions in Argentina reduced nutrient application rates in that region. These factors contributed to lower volumes this fall compared with the fourth quarter of 2007.
Wholesale Quarterly Results

				2008				2007				2006
(millions of U.S. dollars,
except as noted)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net sales — external	857	1,445	1,279	646	814	524	819	438	485	457	823	361
Net sales — inter-segment	125	154	118	62	94	39	71	46	51	36	38	18

Total net sales	982	1,599	1,397	708	908	563	890	484	536	493	861	379
Cost of product	578	946	815	435	565	405	613	388	439	391	687	317
Inventory and purchase commitment write-down	121	—	—	—	—	—	—	—	—	—	—	—

Gross profit	283	653	582	273	343	158	277	96	97	102	174	62
Gross profit (%)	29	41	42	39	38	28	31	20	18	21	20	16

Nitrogen
Net sales	355	498	635	327	503	311	488	233	312	306	459	203
Cost of product	219	294	389	201	292	227	324	184	254	232	357	173

Gross profit	136	204	246	126	211	84	164	49	58	74	102	30
Tonnes sold (‘000)	691	838	1,254	768	1,303	932	1,395	792	1,148	1,234	1,513	654
Selling price (per tonne)	514	594	506	426	386	334	350	294	272	248	303	310
Margin (per tonne)	197	243	196	164	162	90	118	62	51	60	67	46

Potash
Net sales	192	249	244	131	93	65	95	52	49	51	67	46
Cost of product	33	47	60	44	36	32	44	26	25	34	31	25

Gross profit	159	202	184	87	57	33	51	26	24	17	36	21
Tonnes sold (‘000)	283	380	574	449	462	354	535	333	311	325	377	266
Selling price (per tonne)	678	655	425	292	201	184	178	156	158	157	178	173
Margin (per tonne)	562	532	321	194	123	93	95	78	77	52	95	79

Phosphate
Net sales	153	317	235	142	139	108	145	74	61	67	122	48
Cost of product	67	122	139	98	92	82	110	64	57	63	108	43

Gross profit	86	195	96	44	47	26	35	10	4	4	14	5
Tonnes sold (‘000)	137	240	297	232	266	223	335	197	180	204	377	145
Selling price (per tonne)	1,117	1,321	791	612	523	484	433	376	339	328	324	331
Margin (per tonne)	628	813	323	190	177	117	104	51	22	20	37	34

Other
Net sales	31	67	82	57	52	34	68	46	32	17	35	12
Cost of product	21	46	55	47	38	21	47	41	25	13	21	10

Gross profit	10	21	27	10	14	13	21	5	7	4	14	2
Tonnes sold (‘000)	69	144	202	168	185	132	236	219	247	81	138	45

Product purchased for resale
Net sales	251	468	201	51	121	45	94	79	83	51	178	70
Cost of product	238	437	172	45	107	43	88	73	79	48	170	66
Inventory and purchase commitment write-down	121	—	—	—	—	—	—	—	—	—	—	—

Gross profit	(108)	31	29	6	14	2	6	6	4	3	8	4
Tonnes sold (‘000)	388	905	376	112	276	121	310	261	329	242	699	254
Selling price (per tonne)	647	517	535	455	438	372	303	303	252	211	255	276
Margin (per tonne)	(278)	34	77	54	51	17	19	23	12	12	11	16

EBIT	106	412	647	313	277	96	232	62	(64)	47	132	(24)

EBITDA	214	439	682	335	307	126	261	92	99	78	167	8

50	Agrium / 2008 Annual Report

Agrium Advanced Technologies delivers crop nutrient solutions to customers around the world, including high-value products to specialty end markets and crop nutrient technology to high-volume agriculture markets.

2008 Annual Report / Agrium     51

Strategic Business Unit | Advanced Technologies
Together with expanded ESN® capacity and our existing Duration production, these acquisitions enabled Agrium to offer a complete portfolio of controlled-release products, resulting in a scale of business sufficient to establish a new business unit.
Advanced Technologies | Snapshot 2008
•	Net Sales | $352-million, compared with $249-million in 2007 and $101-million in 2006
•	Gross Profit | $79-million — $24-million more than our gross profit of $55-million in 2007 and $60-million more than our $19-million in 2006
•	EBIT | $33-million, compared with $13-million in 2007 and a loss of $1-million in 2006
•	EBITDA | $50-million — compared with $29-million in 2007 and $7-million in 2006

52	Agrium / 2008 Annual Report

Advanced Technologies | Strategy And Key Developments
Advanced Technologies was created to deliver value-added crop nutrient solutions to customers around the world, providing high-value products to specialty end markets while leveraging its strengths in crop nutrient technology into high-volume agriculture markets.
Our three key areas of strategic focus are:
1. Grow the base North American business.
2. Develop new products to support existing and new market opportunities.
3. Expand internationally with current and future technologies.
We will start construction of a new ESN® in-market coating facility in the Corn Belt in 2009. The facility will apply ESN® patented technology to urea purchased in the marketplace. The new facility will have a capacity of 110,000 tonnes of ESN® and a capital cost of approximately $35-million and enable Advanced Technologies to raise penetration of ESN® into core U.S. agricultural markets. The facility is expected to be completed by the spring of 2010. We will also expand our ESN® capacity by developing production capability of approximately 20,000 tonnes of ESN® annually at our Sylacauga, Alabama facility starting in 2009. These two expansions are expected to bring our total annual ESN® capacity to 325,000 tonnes by 2010. 1

[1]	See disclosures under the heading “Forward-Looking Statements” on page 92 of this MD&A.

2008 Annual Report / Agrium     53

In 2008, Advanced Technologies launched XCU™ into the marketplace, a higher quality sulfur coated product. The transition to XCU™ was a result of market demand factors, the development of more advanced technologies, and rationalization of the product line. Advanced Technologies has achieved geographic flexibility as production capabilities for XCU™ are in Sylacauga, Alabama and Courtright, Ontario; enabling Advanced Technologies to serve our customer base more effectively.
Advanced Technologies | Products & Services
Advanced Technologies has six production facilities in North America with the combined capacity to produce over half a million tonnes of controlled and slow release fertilizers annually. One of these facilities is a formulating and packaging facility with the capacity to package two million product cases per year. We own and operate a micronutrient facility at Reese, Michigan, which was transferred from Wholesale to Advanced Technologies in 2008. We also undertake contract manufacturing at various U.S. locations.
We have the capability to produce a broad spectrum of controlled and slow release fertilizers including polymer-coated, sulfur-coated, and reacted products in a variety of sizes and composition to meet the specific needs of our target markets.
Agrium maintains a strong focus on product innovation at our two research facilities in Sylacauga, Alabama and Redwater, Alberta. Internal research is focused on product development, with supporting agronomic research conducted externally at agricultural institutions across North America.

54	Agrium / 2008 Annual Report

Products offered through Advanced Technologies include:
•	Agriculture: a polymer-coated, environmentally sensitive, controlled-release fertilizer available for broad acre crops (ESN®) that provides economic benefits by increasing crop yield potential;
•	Specialty Agriculture: Products designed specifically for high value crops such as strawberries and other food crops (Polyon® and Duration®);
•	Professional Turf: Branded specialty fertilizer products with slow-release or controlled-release technologies suitable for golf course turf, lawn care and sport field applications (XCUTM, Polyon®, Duration®, Nutralene®, Nitroform®, IB Nitrogen®) and associated branded professional products (ProTurf®, Nu-Gro®) in Canada;
•	Horticulture: Products and blends designed specifically for the nursery market (Polyon®, Nitroform®, and IB Nitrogen®); and,
•	Consumer Lawn and Garden: (Polyon® and Nutralene®).
Advanced Technologies is reported in two product lines:
1.	Controlled-release products, including ESN®

ESN® encapsulates urea inside a specially designed polymer coating that releases nitrogen depending on temperature and moisture — the same factors that drive plant growth and need for nitrogen. Therefore, the release of nitrogen is better matched to the needs of the growing plant increasing the proportion of the nutrient uptake by the plant and reducing nutrient losses to the environment. As a result, ESN® has the ability to increase crop yields, improve nutrient efficiency, allow a wider window of nutrient application, reduce fuel costs and save growers’ time by lowering the number of passes over a field. ESN® is targeted at broad acre agricultural crops such as corn, potatoes and wheat.

2008 Annual Report / Agrium	55

2.	Other (Canadian Professional Business)

Advanced Technologies’ Other product line includes products directed to the professional turf, horticulture, structural pest control and contract manufacturing for Canadian consumer lawn and garden businesses.

Professional customers include golf courses, lawn care companies, horticulture and nurseries, specialty agriculture and pest control operators. The creation of AAT has increased our product offering to our professional customers. There are over 15,000 golf courses in the U.S. and an estimated 2,000 golf courses in Canada. Golf courses — which spend an annual average of over $40,000 each on fertilizer, seeds and pest control products — are key customers for our products.
Advanced Technologies | Financial Results
Our Advanced Technologies 2008 results show a significant increase in net sales, gross profit and earnings over previous years. Total net sales for Advanced Technologies reached $352-million, compared with $249-million in 2007 and $101-million in 2006, while EBITDA reached $50-million in 2008 compared with $29-million in 2007 and $7-million in 2006. Gross profit rose to $79-million compared with, $55-million in 2007 and $19-million in 2006. Gross profit for controlled release products increased to $65-million in 2008 versus $46-million the previous year. The increase was due to higher ESN® margins and sales volumes, with volumes increasing to 164,000 tonnes in 2008 versus 136,000 tonnes in 2007. These strong results were achieved despite some challenges in the turf and ornamental business partly due to the economic downturn and lower crop nutrient prices, resulting in a $2-million inventory write-down in the fourth quarter. The increase in gross profit for Other products was due to increased earnings from micronutrient sales. The Reese micronutrient facility, acquired from our Wholesale operations at the beginning of Q4 2007, contributed $6-million in gross profit in 2008.

56	Agrium / 2008 Annual Report

Advanced Technologies | Expenses
Expenses for Advanced Technologies were $46-million in 2008, compared with $42-million in 2007 and $20-million in 2006. Overall, expenses have increased in 2008 due to the expansion of our joint venture in the Eastern U.S., increased salaries, benefits and related employee costs offset by the inclusion of depreciation in cost of product in 2008.
Advanced Technologies Financial Results

Year Ended December 31
(millions of U.S. dollars)	2008	2007	2006

Controlled-release product
Net sales	294	208	68
Cost of product	227	162	56
Inventory and purchase commitment write-down	2	—	—

Gross profit	65	46	12

Other
Net sales	58	41	33
Cost of product	44	32	26

Gross profit	14	9	7

Total net sales	352	249	101
Total cost of product	271	194	82
Total inventory and purchase commitment write-down	2	—	—

Total gross profit	79	55	19

Selling expenses	6	10	5
General and administrative	31	18	7
Depreciation and amortization	10	16	8
Other income	(1)	(2)	—

EBIT	33	13	(1)

EBITDA	50	29	7

EBITDA as percent of net sales	14	12	7

Advanced Technologies Quarterly Earnings
As with our other business units, the Advanced Technologies business is seasonal. For our controlled-release products other than ESN®, the first and second quarters are typically the strongest. This is earlier than the key sales season for ESN® and wholesale crop nutrients, as our customers include golf courses and blenders and formulators in turf and ornamental businesses (which tend to order product well ahead of the start of the season) and retail lawn and garden companies (which need to blend our product ahead of the spring season). For these products, the third quarter has historically been the weakest, as golf courses and blenders for the lawn and garden business already have supplies in place for the summer and fall seasons. Sales are likely to be more even across the second through the fourth quarter as ESN® becomes a larger component of Advanced Technologies’ business.

2008 Annual Report / Agrium	57

Advanced Technologies Quarterly Results

				2008				2007				2006
(millions of U.S. dollars)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Net sales — external	63	75	87	68	58	45	68	46	30	22	24	16
Net sales — inter-segment	13	15	20	11	12	1	13	6	6	3	—	—

Total net sales	76	90	107	79	70	46	81	52	36	25	24	16
Cost of product	57	65	87	62	55	35	63	41	29	21	19	13
Inventory and purchase commitment write-down	2	—	—	—	—	—	—	—	—	—	—	—

Gross profit	17	25	20	17	15	11	18	11	7	4	5	3
Gross profit (%)	22	28	19	22	21	24	22	21	19	16	21	19

EBIT	6	10	11	6	(2)	3	7	5	(2)	(3)	3	1

EBITDA	8	17	15	10	4	7	10	8	1	—	4	2

Other Business Unit
Our Other business unit is a non-operating segment comprising corporate and administrative functions and costs that provide support and governance to our operating business units.
The Other unit is also used for the elimination of inter-segment transactions so that the operating segments can be evaluated and managed on a stand-alone basis, with all transactions reflected at arm’s-length consideration. The main eliminations relate to purchase and sale transactions between our Retail, Wholesale and Advanced Technologies business segments.
Expenses included in EBIT of our non-operating segment primarily comprise general and administrative costs from our headquarters in Calgary, Alberta and other expenses such as regulatory compliance, foreign translation gains and losses, financing costs and business development costs associated with evaluating new growth opportunities.
EBIT was $25-million in 2008 compared with a loss of $142-million in 2007 and a loss of $113-million in 2006. The increase in EBIT in 2008 over the previous year is due primarily to an increase in foreign exchange gains as a result of the weakening of the Canadian dollar and a significant decrease in stock-based compensation expense.

58	Agrium / 2008 Annual Report

Agrium anticipates solid demand for most crop inputs in 2009 and price increases in most crop protection products.

2008 Annual Report / Agrium	59

Outlook
While crop prices influence the rate of demand for crop inputs, this is just one factor. Each crop input has its own market dynamics influenced by variables such as the type and number of suppliers and customers, cost and global trade factors and other demand factors each of which impact prices, sales volumes and margins for our products and businesses.
Agriculture Outlook
Agricultural and other commodity markets were extremely volatile in 2008. Many of the major global crop prices reached historically high levels in mid-2008, due primarily to low global grain stocks and concerns with weather delays in spring seeding across much of North America. Grain prices declined significantly starting late in the third quarter of 2008 due to above average global crop yields and the global economic downturn which pushed virtually all commodity prices lower. The tight credit situation is expected to reduce global grain trade slightly, but we do not expect a significant reduction in global food or meat consumption as a result of the downturn in the economy. Over the past 35 years, there have only been three years where grain demand has fallen and in each case it can be attributed to a production shortfall.

60	Agrium / 2008 Annual Report

We expect corn and soybean average prices and cash margins to remain above historic averages and global grain stocks-to-use ratios to remain below average. It is expected that South American crop production levels will be reduced in 2009 due to a combination of dry weather and low fertilizer applications in the second half of 2008. Grain use for ethanol in the U.S. in 2008 was reduced from earlier expectations due to compressed margins for blenders. However, U.S. ethanol production is still expected to expand in 2009, even with the significant reduction in oil prices.
Crop Protection Products
The crop protection product business is generally more stable in terms of prices and volumes than the crop nutrient business. However, glyphosate, one of the key crop protection products, experienced significant price increases in 2008 due to strong demand. Other crop protection products, particularly fungicide products, also registered above average price appreciation in 2008. We anticipate solid demand for most products again in 2009 and some further price increases in most crop protection products, except for glyphosate.
Seed and Agricultural Services
The seed and agricultural services business continues to see value enhancement and revenue growth. This growth is spurred primarily by the continued penetration of seed varieties with new traits across the major crops, in particular corn. We anticipate increases in prices for the three major crops, corn, soybeans and cotton for the 2009 planting season. The use of multiple traits continues to grow particularly in corn. This expansion is expected to continue to increase revenue in this business.
Crop Nutrients
2008 was a year with dramatic changes in the supply/demand balance for all three crop nutrients. Global demand for nitrogen, potash and phosphate, were strong up until mid-2008. A combination of factors converged in mid-2008 that significantly reduced demand for all three crop nutrients. These factors included: the sudden tightness in global credit availability that impacted international nutrient demand and trade, a drop in many grain and oilseed prices and significant reduction in input costs for some phosphate producers. The decline in nutrient demand in the second half of 2008 resulted in reduced operating rates globally for all three nutrients in late 2008 and early 2009.
Nitrogen
Chinese government policies are a factor in the global nitrogen market in 2009. China is expected to remain a net exporter of urea in 2009 and the magnitude of Chinese exports will be heavily dependent on government policies. China started 2008 as a major exporter of urea up until April, 2008, when the Chinese government instituted prohibitive export tariffs. This effectively removed over 2 million tonnes of exported urea from global trade. Strong global import demand coupled with the removal of Chinese export supplies saw urea and ammonia prices rise to record prices in July. China lowered their export tariffs temporarily in late 2008; however export volumes were limited given the relatively low price of urea internationally.
Key importing regions include India, the U.S. and Western Europe. India is expected to remain a key player in the global nitrogen market, importing 5.4 million tonnes of urea in 2008, which was only slightly lower than the record achieved in 2007. Industry analysts forecast that India

2008 Annual Report / Agrium	61

will import a record volume of urea in 2009. In the U.S. and Europe import demand was strong in the first half of the year but as with many other import markets, demand dropped significantly in the latter part of the year. However, industry analysts expect nitrogen demand has largely been postponed into 2009. Western Europe’s import demand is expected to show improvement in 2009 as high gas prices have reduced operating rates.
Global nitrogen supplies were reduced in the fourth quarter of 2008 and early 2009 due to reduced global operating rates. The Russian energy company, Gazprom has increased the price of gas to Ukrainian nitrogen producers above $9 per MMBtu in early 2009 which should provide underlying support to nitrogen prices. Between ten and fifteen percent of global nitrogen capacity was estimated to be shut-down in early 2009. If global demand rebounds in 2009, the loss of this supply could result in a quick tightening of the global nitrogen supply/demand balance.
Potash
International and domestic potash demand is expected to improve by mid-2009, after significant purchasing delays in many importing regions of the world beginning in the second half of 2008. North American potash inventories were at historically low levels throughout most of 2008, but rose significantly in the fourth quarter as buyers postponed purchases, partly resulting from reduced global credit availability. Contract renewals at prevailing spot prices in both Japan and South Korea supported potash prices into 2009.
The outlook for global potash demand will be impacted by the relative strength of crop prices, grower economics and credit availability. Of particular importance will be the result of contract negotiations between China and India and their key suppliers for 2009. The majority of China’s potash supply contracts expired at the end of 2008 and negotiations have yet to reach supply or price agreements for 2009. Many analysts believe that although China may delay settling the 2009 contract as long as it can, Chinese import demand will increase in 2009 because of the significant decline in 2008 imports and the subsequent drawdown on domestic inventories.
Global potash production was reduced significantly in early 2009 due to production curtailments as a result of delayed purchases from major importers. It is estimated that in early 2009 over 50 percent of global potash production was curtailed. If global demand rebounds in 2009, the loss of this supply could result in a rapid tightening of the global potash supplies supply/demand balance.
Phosphate
Similar to nitrogen and potash, the phosphate market dynamics can be split into the first half and second half of 2008. Demand for phosphate fertilizer was strong in the first half of the year and declined significantly in the second half of 2008 and early 2009 for reasons similar to nitrogen and potash. Additionally for phosphate, production costs were high in the first half of 2008 due to a rapid increase in sulfur, phosphate rock and ammonia prices, particularly for non-integrated phosphate producers. While sulfur and ammonia prices have both declined significantly since mid-2008, traded phosphate rock prices are forecasted to remain well above historic averages in 2009.
India was the most important importer of phosphates, on strong fertilizer demand and the fact that their phosphate production is not integrated with raw material supplies. India is estimated to have imported 3.2 million tonnes of DAP and MAP in 2008, relative to 2.8 million tonnes in 2007. India is forecasted to continue to import at least as much phosphate in 2009 as it did in 2008. Demand from other key regions was down significantly in the later half of 2008 but is expected to improve noticeably by the second half of 2009.
Building inventories forced many large global phosphate producers to significantly lower operating rates starting in the fourth quarter of 2008. In early 2009 global DAP and MAP production was operating at less than 60 percent of capacity. While demand has been postponed, the lost supply cannot be easily regained. If demand rebounds in 2009, the lower production in the fourth quarter of 2008 and first quarter of 2009 could result in a rapid tightening in the phosphate supply/demand balance.
Proposed Acquisition of CF Industries Holdings, Inc.
On February 25, 2009, we announced we had made a proposal to CF Industries Holdings, Inc. (“CF”) to enter into a merger agreement to acquire it for approximately U.S. $3.6-billion payable in cash and our shares. The proposal is conditional upon, among other things, CF terminating its proposed acquisition of Terra Industries Inc., CF board and shareholder approval and regulatory and other approvals. CF is a U.S. based producer of nitrogen and phosphate fertilizers. In the year ended December 31, 2008, it had total net sales of U.S. $3.9-billion, net earnings of U.S. $684.6-million and produced 1.8 million tonnes of phosphate based fertilizers and 5.4 million tonnes of nitrogen based fertilizers. No assurance can be given as to if or when the proposed acquisition of CF may be completed.

62	Agrium / 2008 Annual Report

Key Business Sensitivities
Our financial results are sensitive to a number of factors that affect our operations and resulting net earnings. The following table sets out the impact of changes in some key variables on our earnings based on activity levels at the end of 2008.

	Change	Consolidated EBIT	Consolidated
	in Factor	Impact	Net Earnings Impact(f)
		(millions of U.S. dollars)

Wholesale Margins(a)(b)
Nitrogen(c)	$10.00	44	31
Potash(d)	$10.00	17	12
Phosphate	$10.00	10	7
Product purchased for resale	$10.00	30	21
Retail Margins(e)
Crop Nutrients	1.00%	33	24
Crop Protection Products	1.00%	32	23
Seed	1.00%	9	6
Exchange Rate from CAD to USD	$0.01	8	6
Exchange Rate from Argentine Peso to USD	0.3 Pesos	1	1

(a)	Change in factor is per metric tonne.
(b)	The sensitivity for natural gas price is excluded from this table as changes in gas price may be offset by our pricing. However, without any offset in pricing, the sensitivity to earnings for a $1.00/MMBtu change in NYMEX gas prices is $47-million in EBIT and $33-million in net earnings. The sensitivity assumes no change to the price spread between U.S. and Alberta gas or nitrogen prices and is before the impact of our natural gas economic hedge activity.
(c)	The sensitivity to nitrogen margins is exclusive of the natural gas sensitivity described in footnote (b) above.
(d)	Potash sensitivity does not include potash profit and capital tax.
(e)	Change in factor is gross profit as a percentage of net sales.
(f)	To convert impact to a fully diluted EPS basis, divide the net earnings impact by the weighted-average number of outstanding shares (159-million shares as of December 31, 2008).
The above sensitivities also affect cash flow except for translation gains/losses.
Margins
Wholesale
Certain key variables identified relate to changes to product margins, which could result from a change in sales prices or input costs. In the case of nitrogen and gas prices, there can be times where a significant change in North American gas prices can influence nitrogen prices, depending on the global nitrogen supply/demand balance situation.
Retail
Retail product margins are more stable than Wholesale margins, as Retail tends to be more of a cost plus margin business than is Wholesale. However there are several factors that can influence Retail margins. For example, margins are impacted by the volatility in the price for a crop nutrient or crop protection product between the time we purchase the product and the time we sell the product to the end customer. Grain futures price fluctuations can also affect crop mix and cause a shift to a lower or higher input crop (from corn to soybeans, for example) and therefore change the demand for our products and resulting margins. Weather conditions can create significant fluctuation in Retail’s annual revenues and margins due to ability to plant or harvest. Finally, crop protection and seed margins are influenced by rebates collected from our suppliers. Rebate levels are generally influenced by our ability to maintain or improve market share.
Advanced Technologies
The Advanced Technologies business (“AAT”) and margins tend to be stable. The key variable that would impact AAT net earnings is a significant change in the price of UAN or urea, since the ESN product is marketed to growers of major row crops and must compete against other forms of nitrogen for this market segment.

2008 Annual Report / Agrium	63

Foreign Exchange
The international currency of the agribusiness is the U.S. dollar and accordingly, we use the U.S. dollar as our reporting currency. We conduct business primarily in U.S. and Canadian dollars, and we also have some exposure to Argentine pesos and Euros. Fluctuations in these currencies can impact our financial results.
Consolidated Performance
Consolidated Results of Operations

(millions of U.S. dollars, except per share amounts)	2008	2007	2006

Net sales	10,031	5,270	4,193
Cost of product	6,592	3,672	3,237
Inventory and purchase commitment write-down	216	—	—

Gross profit	3,223	1,598	956
Expenses
Selling	815	471	390
General and administrative	192	125	96
Depreciation and amortization	110	173	169
Potash profit and capital tax	162	28	8
Asset impairment	87	—	136
Other expenses	(129)	89	85

Earnings before interest, income taxes and	1,986	712	72
non-controlling interests
Interest expense	105	70	63
Income taxes	589	204	(24)
Non-controlling interests	(30)	(3)	—

Net earnings	1,322	441	33

Earnings per share
Basic	8.39	3.28	0.25
Diluted	8.34	3.25	0.25

Our net earnings were $1.3-billion in 2008, or $8.34 diluted earnings per share, an increase of $881-million over 2007 and $1.3-billion over 2006. The increase was primarily due to higher margins in all three of our business units and the addition of the UAP business. Significant items affecting the comparability of annual results include the following:
Gross profit
Gross profit for the year ended December 31, 2008 was $3.2-billion compared to $1.6-billion for the year ended December 31, 2007. The increase in 2008 gross profit compared with 2007 was primarily the result of:
•	Significantly higher global nutrient prices and margins for nitrogen, potash and phosphate in the first three quarters of 2008 reflecting a tight supply and demand balance for nutrients.
•	Higher Retail gross profit due to the UAP acquisition and strong margins across all Retail products, supported by strong grain prices in the first three quarters of 2008.
The increase in 2008 gross profit was partially offset by $216-million in inventory and purchase commitment write-downs in the fourth quarter of 2008 and a reduction in nitrogen sales volumes primarily due to the Kenai plant closure in the fourth quarter of 2007.
2007 gross profit increased over 2006 reflecting incremental earnings from three acquisitions completed in 2006. Gross profit for 2007 was also increased by significant synergies captured from the Royster-Clark Retail acquisition. In addition, the purchase of Retail assets in Kansas and Oklahoma in the second quarter of 2007 added an additional $13-million in gross profit.

64	Agrium / 2008 Annual Report

Selling expenses
Selling expenses were $815-million in 2008, compared to $471-million and $390-million in 2007 and 2006, respectively. The majority of our selling expenses are in our Retail business unit. The increase in selling expense in 2008 compared with 2007 was primarily due to the addition of the UAP business. The increase in selling expenses in 2007 in comparison to 2006 was due to the impact of growth from three acquisitions completed in 2006, as well as increased Retail sales volumes and the addition of sales from Retail assets in Kansas and Oklahoma beginning in the second quarter of 2007.
General and administrative expenses
General and administrative expenses increased year-over-year due to growth in the business, including the effect from acquisitions. General and administrative expenses for the years ended December 31, 2008, 2007, and 2006 were $192-million, $125-million, and $96-million, respectively.
Depreciation and amortization
Depreciation and amortization expense was $110-million in 2008, versus $173-million in 2007 and $169-million in 2006. In the first quarter of 2008, Agrium adopted a new Canadian accounting standard requiring the reclassification of depreciation related to assets employed directly in production of inventory. Prior periods were not restated. In 2008, $108-million of depreciation was recorded in cost of product. While the addition of UAP increased our depreciation and amortization expense by $42-million in 2008, our total depreciation and amortization expense decreased by $63-million compared with 2007 primarily as a result of this accounting standard change. Depreciation and amortization in 2007 versus 2006 was impacted by increased capital expenditures due to growth in investment and sustaining capital year-over-year thus increasing depreciation and amortization expense. These increases were slightly offset by a decrease in depreciation expense in 2007 due to a significant asset impairment recorded in 2006, which reduced the depreciable asset base for 2007.
Asset impairment
Net earnings in 2008 were impacted by a $87-million impairment charge ($45-million net of non-controlling interests) from adjusting the carrying value of Agrium’s Egypt operations to fair value. No impairment charges were recorded in 2007. Net earnings in 2006 were impacted by a $136-million impairment charge to the carrying cost of our Canadian phosphate assets.
Potash profit and capital tax
Potash profit and capital tax increased by $134-million to $162-million in 2008 versus $28-million in 2007 and $8-million in 2006, mainly due to change in potash margins and sales revenues, as well as the impact of the change in foreign exchange rates.
Other (income) expenses

(millions of U.S. dollars)	2008	2007	2006

Interest income	(57)	(30)	(16)
Stock-based compensation (recovery) expense	(25)	113	30
Environmental remediation and accretion of asset retirement obligations	15	5	12
Realized and unrealized loss on derivative contracts	—	20	35
Foreign exchange (gain) loss	(119)	(41)	3
Bad debt expense	23	7	4
Other taxes	22	15	11
Gain on disposal of property, plant, equipment and investments	(8)	(4)	(14)
Other	20	4	20

	(129)	89	85

Stock-based compensation expense decreased in 2008 compared with 2007 due to the decrease in our share price, while the expense increased in 2007 compared with 2006 due to the increase in share price. Our closing share price on the New York Stock Exchange (NYSE) as at December 31, 2008, was $34.13 compared to $72.21 as at December 31, 2007 and $31.49 as at December 31, 2006.
Other income for 2008 included $69-million of net hedging gains before non-controlling interests associated with EAgrium (see page 76 for further details), which were almost entirely offset by $68-million of net realized and unrealized losses on gas, power and nutrient derivative contracts. Other expenses for 2007 and 2006 included net realized and unrealized losses on non-qualifying derivative contracts of $20-million and $35-million, respectively.

2008 Annual Report / Agrium	65

Foreign exchange gains were $119-million in 2008 related to the weakening of the Canadian dollar during the year and U.S. dollar denominated accounts receivables in Canadian companies. The year end Canadian to U.S. dollar exchange rate for 2008 was 1.2246 compared with 0.9881 for 2007. Foreign exchange was a $41-million gain in 2007 and a $3-million loss in 2006.
Interest expense
Interest expense was $105-million in 2008, compared with $70-million in 2007 and $63-million in 2006.
Annual interest expense increased in 2008 compared with 2007 due to the $1,282-million net increase in bank indebtedness and long-term debt year-over-year to fund the acquisition of UAP completed during the year. Interest expense increased by $7-million in 2007 in comparison to 2006 due to maintaining higher bank indebtedness and long-term debt balances throughout the year, which were used to fund investments, capital expenditures, and increased working capital needed for our businesses and growth initiatives.
Income taxes
Our overall effective tax rate was 31 percent in 2008, versus 32 percent in 2007 and negative 266 percent in 2006. The 2008 tax rate declined due to a higher proportion of our income being earned in lower taxed jurisdictions. The 2007 tax rate reflected increased taxes resulting from foreign exchange gains. The negative 2006 rate included the impact of Canadian rate reductions.
Changes in statutory income tax rates, the mix of earnings, tax allowances, and realization of unrecognized tax assets amongst the jurisdictions in which we operate can impact our overall effective tax rate. Further details of the year-over-year variances in these rates for the three years ended December 31, 2008, 2007 and 2006 are provided in note 6 to our 2008 consolidated financial statements.
Quarterly Results of Operations
Agricultural nutrient sales are seasonal, as farmers tend to apply the majority of crop nutrients in the spring and fall. As a result, our sales volumes and consolidated earnings tend to be historically strongest in the second and fourth quarters of the calendar year. In 2008, our fourth quarter was not as strong as usual due to the significant reduction in legacy Retail’s crop nutrient sales volumes and inventory and purchase commitment write-downs.

(millions of U.S. dollars	Net Sales	Net Earnings	Earnings Per Share		Total Assets	Cash & Cash	Dividends	Long-term
except per share amounts)						Equivalents	Declared	Financial
			Basic	Diluted				Liabilities

2008
Q1	1,107	195	1.24	1.23	6,689	1,762	—	1,212
Q2	3,870	636	4.03	4.00	9,939	178	9	1,964
Q3	3,113	367	2.32	2.31	10,355	208	—	1,994
Q4	1,941	124	0.79	0.79	9,818	374	8	1,949

Year	10,031	1,322	8.39	8.34	9,818	374	17	1,949

2007
Q1	821	(11)	(0.08)	(0.08)	3,560	45	—	938
Q2	2,034	229	1.71	1.70	3,615	55	7	952
Q3	989	51	0.38	0.38	4,022	41	—	980
Q4	1,426	172	1.25	1.24	5,832	1,509	9	1,141

Year	5,270	441	3.28	3.25	5,832	1,509	16	1,141

2006
Q1	657	(48)	(0.37)	(0.37)	3,552	49	—	758
Q2	1,816	142	1.08	1.06	3,215	69	7	960
Q3	821	1	0.01	0.01	3,169	39	—	921
Q4	899	(62)	(0.47)	(0.47)	3,265	109	8	951

Year	4,193	33	0.25	0.25	3,265	109	15	951

66	Agrium / 2008 Annual Report

Significant items affecting the comparability of quarterly results include the following:
2008
•	The UAP acquisition contributed $257-million, $191-million, and $57-million to our gross profit in the second, third, and fourth quarter, respectively.

•	We had quarter-over-quarter increases of $93-million, $132-million, and $115-million in Retail’s selling expense in the second, third, and fourth quarter, respectively, primarily as a result of the addition of the UAP business.

•	We had write-downs of $216-million to Wholesale inventory and Retail purchase commitments in the fourth quarter.

•	We recorded a $45-million impairment charge net of non-controlling interests to our $295-million EAgrium investment in the fourth quarter of 2008 as a result of adjusting the carrying value of Agrium’s Egypt operations to fair value.

•	Given the significant changes in our share price throughout 2008, stock-based compensation expense increased quarter over quarter by $103-million in the second quarter, and decreased quarter over quarter by $34-million, $122-million and $86-million in the first, third, and fourth quarter, respectively.

•	We had gains on non-qualifying derivative contracts of $67-million and $191-million in the first and second quarter, respectively, and losses of $171-million and $87-million in the third and fourth quarter, respectively.

•	We had quarter-over-quarter increases in Potash profit and capital tax of $44-million, $51-million and $28-million in the second, third, and fourth quarter, respectively, driven by increased potash profit margins.

•	As a result of the weakening of the Canadian dollar during the fourth quarter, we experienced significant foreign exchange gains of $98-million.
2007
•	Given the significant increase in our share price in 2007, stock-based compensation expense increased quarter over quarter by $22-million, $9-million, $13-million and $39-million in the first, second, third and fourth quarter, respectively.

•	In the third quarter we had a loss on non-qualifying derivative contracts of $20-million.

•	As a result of the strengthening Canadian dollar, we experienced significant foreign exchange gains in the second and third quarters of 2007 of $17-million and $21-million, respectively.
2006
•	Fourth quarter earnings were negatively impacted by a pre-tax impairment charge on our Canadian phosphate assets of $136-million.

•	Net earnings in the second quarter were favorably impacted by an $18-million non-cash future income tax recovery.

•	In the first quarter of 2006, we had a loss on non-qualifying derivative contracts of $43-million.
Non-GAAP Disclosure
In addition to the primary measures of earnings and earnings per share in accordance with GAAP, in this MD&A we make reference to net earnings before interest expense and income taxes (“EBIT”), net earnings before interest expense, income taxes, depreciation, amortization and asset impairment (“EBITDA”), and operating expenses (gross profit less EBIT). The components of these measures are calculated in accordance with GAAP, but operating expenses, EBIT and EBITDA are not a recognized measure under GAAP, and our method of calculation may not be comparable with that of other companies. Accordingly, EBIT and EBITDA should not be used as an alternative to net earnings as determined in accordance with GAAP or as an alternative to cash provided by (used in) operations.
Business units and income tax jurisdictions are not synonymous and we believe that the allocation of income taxes distorts the historical comparability of the performance of our business units. Similarly, financing and related interest charges cannot be attributed to business units on a meaningful basis that is comparable to other companies.

2008 Annual Report / Agrium	67

The following is a reconciliation of EBITDA and EBIT to net earnings and diluted earnings per share as calculated in accordance with GAAP:

			Advanced
(millions of U.S. dollars except per share amounts)	Retail	Wholesale	Technologies	Other	Consolidated

2008
EBITDA	560	1,670	50	41	2,321
Depreciation and amortization	80	105	17	16	218
Asset impairment	—	87	—	—	87

EBIT	480	1,478	33	25	2,016
Interest expense					(105)
Income taxes					(589)

Net earnings					1,322

Diluted earnings per share					8.34

2007
EBITDA	210	786	29	(137)	888
Depreciation and amortization	33	119	16	5	173

EBIT	177	667	13	(142)	715
Interest expense					(70)
Income taxes					(204)

Net earnings					441

Diluted earnings per share					3.25

2006
EBITDA	125	352	7	(107)	377
Depreciation and amortization	30	125	8	6	169
Asset impairment	—	136	—	—	136

EBIT	95	91	(1)	(113)	72
Interest expense					(63)
Income taxes					24

Net earnings					33

Diluted earnings per share					0.25

Financial Condition

(millions of U.S. dollars)	2008	2007	2008 vs. 2007

Assets	9,818	5,832	3,986
Liabilities	5,708	2,744	2,964
Shareholders’ equity	4,110	3,088	1,022

Assets
For discussion of the change in cash balance year-over-year, see “Cash position” on page 71 of this MD&A.
Accounts receivable increased by $402-million to $1.2-billion in 2008 compared to $821-million in 2007. This increase was driven by significantly higher sales prices in Wholesale and the acquisitions of UAP and CMF, which increased accounts receivable at December 31, 2008 by $407-million and $83-million, respectively. Accounts receivable was reduced by lower sales volumes and the sale of $200-million of receivables as at December 31, 2008 and nil as at December 31, 2007 under the securitization facility.
Inventories have gone up by $2.1-billion, from $961-million at December 31, 2007 to $3.0-billion at December 31, 2008. The majority of the increase is primarily due to additional Retail inventories of $964-million from UAP, significantly higher cost of crop nutrient product in inventory in 2008, and additional Wholesale inventories of $145-million from CMF. The increase was partially offset by a $121-million inventory write-down for Wholesale products purchased for resale and a reduction in fourth-quarter sales volumes.

68	Agrium / 2008 Annual Report

Prepaid expenses and deposits increased from $297-million in 2007 to $475-million in 2008. The increase was primarily due to the UAP acquisition, which increased prepaid expenses by $306-million, partially offset by lower inventory prepayment by legacy Retail in order to reduce working capital.
We have completed significant investment capital projects in 2008 which have increased our property, plant and equipment assets by $264-million year-over-year. The most notable additions are related to the Egypt nitrogen project and acquisitions of UAP, which increased property, plant and equipment by $165-million. (See analysis under “Capital expenditures” on page 69 of this MD&A for further details.)
Goodwill and intangibles increased by $2.2-billion to $2.4-billion as at December 31, 2008 from $251-million in 2007. The increase was primarily due to goodwill and intangibles from the UAP acquisition which totaled $2.2-billion.
Liabilities
Bank indebtedness increased to $610-million as at December 31, 2008 versus $166-million as at December 31, 2007. The 2008 increase in bank indebtedness was primarily due to the utilization of our syndicated revolving credit facility for the acquisition of UAP, the increase of bank indebtedness of $120-million from the acquisition of CMF, and draws on short-term bridge facility related to contractor payments for EAgrium.
Accounts payable and accrued liabilities have increased by $1.1-billion to $2.2-billion as at December 31, 2008 versus $1.1-billion in 2007. The increase was primarily due to the acquisitions of UAP and CMF, which increased accounts payable and accrued liabilities by approximately $779-million and $79-million, respectively.
Long-term debt increased by $838-million from December 31, 2007 to December 31, 2008. Pursuant to the UAP acquisition, we entered into a $460-million, five-year floating rate bank loan due May of 2013 and issued a $500-million, ten-year debenture due January 2019, which remains outstanding as at December 31, 2008.
Other liabilities decreased slightly to $328-million as at December 31, 2008 versus $358-million as at December 31, 2007. The majority of this decrease was due to lower stock-based compensation accruals.
Working Capital
Our working capital (defined as current assets less current liabilities) at December 31, 2008 was $2.3-billion, relatively unchanged compared to December 31, 2007. Our working capital averaged $2-billion in 2008 compared to an average of $1-billion in 2007.

(millions of U.S. dollars)	2008	2007

Current assets	5,119	3,588
Current liabilities	2,811	1,267

Working capital	2,308	2,321

Shareholders’ Equity
Shareholders’ equity has increased by $1.0-billion as at December 31, 2008 compared to December 31, 2007. Common shares decreased by $11-million primarily due to share repurchases during the fourth quarter of 2008. Accumulated other comprehensive income decreased by $256-million, driven by a foreign currency translation loss of $242-million, primarily from the impact of the weakening of the Canadian dollar, and net losses on cash flow hedges of $14-million. A net increase in retained earnings of $1.3-billion as at December 31, 2008 compared with December 31, 2007 was the result of net earnings of $1.3-billion for 2008, slightly offset by $20-million of shares repurchased and $17-million of dividends declared.
Liquidity and Capital Resources
Our liquidity and capital resource needs can be met through a variety of sources including cash on hand, cash provided by operations, short-term borrowings from our committed credit facilities and accounts receivable securitization program, and long-term debt and equity capacity from the capital markets.

2008 Annual Report / Agrium	69

Sources and Uses of Cash

(millions of U.S. dollars)	2008	2007	2006

Cash provided by operating activities	1,044	494	155
Cash used in investing activities	(3,375)	(561)	(739)
Cash provided by financing activities	1,196	1,467	393

(Decrease) increase in cash and cash equivalents	(1,135)	1,400	(191)

Cash provided by operating activities
Cash provided by operating activities is made up of net earnings adjusted for items not affecting cash and changes in non-cash working capital.
Net earnings adjusted for items not affecting cash was a source of cash of $2.1-billion in 2008, $846-million in 2007, and $208-million in 2006. Significant changes in net earnings year-over-year was the primary contributor to these variances. Non-cash items include inventory and purchase commitment write-downs, asset impairment, stock-based compensation, and future income taxes.
Non-cash working capital
Our non-cash working capital levels are affected by numerous factors including: demand for our products and services, including pre-sales of product and inventory build for peak demand; selling prices of our products and services; raw material input and other costs; use of our accounts receivable securitization facility; and foreign exchange rates.
The change in non-cash working capital for the year ended December 31, 2008 was a use of cash of $1.1-billion, a significant increase over the same period of 2007 and 2006. For analysis of working capital balance sheet account changes from December 31, 2007 to December 31, 2008, see the Financial Condition section at page 67 of this MD&A. The change in non-cash working capital for the year ended December 31, 2007 was a use of cash of $352-million compared to a use of cash of $53-million for the year ended December 31, 2006.
Cash used in investing activities
Investing activities used $3.4-billion of cash in 2008, an increase of $2.8-billion compared to 2007. Investing activities used $561-million of cash in 2007, a decrease from a use of cash of $739-million in 2006.
Business acquisitions
In 2008, we completed the acquisition of 100 percent of the outstanding shares of UAP, which accounted for a use of cash of $2.7-billion. We also completed the acquisition of a 70 percent interest in CMF for total consideration of $42-million.
In 2007 there was no similar use of cash for business acquisitions.
Capital expenditures

(millions of U.S. dollars)	2008	2007	2006

Sustaining capital	145	104	91
Investment capital	361	350	118

Total	506	454	209

Sustaining capital includes the cost of replacements and betterments of our facilities. Our 2008 sustaining capital expenditures increased compared with 2007 as they were impacted by UAP, while our 2007 sustaining capital expenditures were impacted by escalating materials and contract labor costs as well as the strengthening of the Canadian dollar.

70	Agrium / 2008 Annual Report

Investment capital typically includes a significant expansion of existing operations or new acquisitions. Our investment capital expenditures increased in 2008 due to the pursuit of our growth strategy, primarily related to the investment in our Egypt nitrogen facility. Our investment capital expenditures increased in 2007 over 2006 primarily due to capital expenditures related to our Egypt nitrogen facility in 2007 as well as the expansion of our Retail operations into the Southern U.S. Plains through the purchase of 22 retail outlets (15 farm centers and 7 satellites) from Archer Daniels Midland (“ADM”).
Investments
In 2007 we acquired a 19.6 percent equity position in a Chinese specialty fertilizer company, Hanfeng Evergreen Inc., for C$6.22 per share or U.S. $63-million. This investment leverages our expertise in the specialty fertilizer business and provides a platform for future growth in the important Chinese fertilizer and agriculture market. There were no similar investments in 2008.
Cash provided by financing activities
Financing activities provided $1.2-billion of cash in 2008, a decrease of $271-million compared to 2007. Financing activities provided $1.5-billion of cash in 2007 versus cash provided by financing activities of $393-million in 2006.
Common shares
In the third quarter of 2008, Agrium announced that it received approval from the Toronto Stock Exchange to repurchase up to 5 percent of its outstanding common shares (approximately 7.9 million common shares) through a normal course issuer bid commencing October 6, 2008. As at December 31, 2008, Agrium had repurchased 1.2 million shares at an average price per share of $29.03. Agrium will continue to focus on preserving liquidity in determining the timing and exact number of shares to be purchased.
During the fourth quarter of 2007 we closed an offering of 24 million common shares at a price of $58 per share. Net of issuance costs, cash provided by financing activities related to the share issuance was $1.3-billion. Net proceeds from this offering were used to fund a portion of the purchase of the outstanding shares of common stock of UAP.
We issued $4-million in common shares for cash related to the exercise of stock options in 2008. Cash received on exercise of stock options was $15-million in 2007 and $33-million in 2006.
Bank indebtedness
As at December 31, 2008, our bank indebtedness was $610-million compared to $166-million as at December 31, 2007. In comparison to 2007, our bank indebtedness in 2008 increased due to the utilization of our syndicated revolving credit facility for the acquisition of UAP, the increase of bank indebtedness of $120-million from the acquisition of CMF, and draws on short-term bridge facility related to contractor payments for EAgrium.
Our bank indebtedness at December 31, 2007 decreased by $61-million compared to $227-million as at December 31, 2006. We paid a portion of our short-term credit facilities in 2007 given increased cash flows during the year. However, we also increased short term debt at our South American Retail operations due to increased working capital needs. Our South American Wholesale operations experienced periodic gas supply interruptions, resulting in lost production, lower sales and a reduction in cash flow.

2008 Annual Report / Agrium	71

Long-term debt
During 2008 we arranged access to over $1-billion of UAP acquisition credit facilities. (See discussion under “Debt instruments” on page 72 of this MD&A for further details on financing facilities.) We entered into a $460-million, five-year floating rate bank loan due May of 2013 and issued a $500-million, ten-year debenture due January 2019, which remains outstanding as at December 31, 2008.
During 2007 we arranged access to $940-million of Egypt nitrogen project credit facilities. During the third quarter of 2008, EAgrium repaid all outstanding project-related long-term debt totaling $238-million and cancelled the debt financing facility in the third quarter of 2008.
During 2006 we completed a $300-million offering of 30-year, 7.125 percent senior unsecured debentures.
Dividends
We declared dividends on our common shares of 11 cents per common share, equating to $17-million in 2008, $16-million in 2007 and $15-million in 2006. Common share dividends paid were $18-million in 2008, $15-million in 2007 and $14-million in 2006.
Non-controlling interest
We previously carried out our activities in Egypt through our 60 percent interest in a subsidiary known as EAgrium, which had begun construction of a nitrogen facility in Egypt. During the second quarter of 2008, the Egyptian government halted construction of the facility. In the third quarter of 2008, we entered into an agreement with MOPCO, whereby MOPCO would acquire EAgrium and all related contractual obligations through a share exchange. We completed the share exchange on January 26, 2009, which resulted in us owning 26 percent of MOPCO. Equity advances from our project venture partners of $171-million were received in 2008 and are a source of cash in our consolidated statement of cash flows. Equity advances from our project venture partners of $86-million were received in 2007.
Cash Position
Our cash balance decreased to $374-million in 2008 from $1.5-billion in 2007 and $109-million in 2006. The large cash balance at December 31, 2007 was due to net proceeds of $1.3-billion received from the issuance of equity securities in anticipation of the UAP acquisition which closed in May of 2008. Depending on the nature, timing and extent of any potential acquisitions or greenfield development opportunities, we may consider expanding existing sources of financing or accessing other sources of financing including issuing securities from our Shelf Prospectus.
Proposed Acquisition of CF Industries Holdings, Inc.
On February 25, 2009, Agrium announced that it had made a proposal to acquire CF in a cash and stock merger. The cash component of the consideration proposed to be paid for CF is approximately U.S. $1.6 billion, which would be funded through a combination of cash on hand, draw downs on short-term credit facilities and a new acquisition credit facility. Agrium believes that if the acquisition is completed, the combined entity will have sufficient liquidity to conduct operations as well as anticipated cash flow sufficient to repay the acquisition credit facilities.

72	Agrium / 2008 Annual Report

Debt Instruments, Capital Management and Ratings
Debt instruments

			2008	2007

	Total	Unutilized	Utilized	Utilized

Bank indebtedness
Revolving credit facilities expiring 2012(a)(b)	775	475	300	82
Accounts receivable securitization(c)	200	—	n/a	n/a

Total domestic short-term credit facilities	975	475	300	82
CMF credit facilities expiring 2009(d)	264	144	120	—
South American credit facilities expiring 2009 to 2012(e)	226	156	70	84
EAgrium bridge loan(f)	120	—	120	—

Total bank indebtedness	1,585	775	610	166

Long-term debt	2008	2007

Recourse
Unsecured
Floating rate bank loans due May 5, 2013(g)	460	—
6.75% debentures due January 15, 2019(g)(h)	500	—
7.125% debentures due May 23, 2036(h)	300	300
7.7% debentures due February 1, 2017(h)	100	100
7.8% debentures due February 1, 2027(h)	125	125
8.25% debentures due February 15, 2011(h)	125	125
Secured
Other	24	22

	1,634	672
Transaction costs	(12)	(7)
Current portion of long-term debt	(1)	(1)

	1,621	664

Non-recourse
EAgrium secured credit facilities	—	132
Transaction costs	—	(13)

	—	119

	1,621	783

(a)	In 2006 we increased our syndicated revolving credit facility to $600-million from $450-million. In 2007 we renewed this facility for an additional five years. In addition, we exercised a provision that allowed us to expand the facility by $175-million to $775-million, to reflect the growth in our business and associated cash considered prudent for our operating needs. As at December 31, 2008, we had $300-million utilized on this facility, leaving $475-million in available credit.

(b)	We had issued letters of credit under our revolving credit facilities. Outstanding letters of credit at December 31, 2008 of $66-million reduce credit available under the facilities to $409-million.

(c)	The receivables are sold to an unrelated financial institution. We provide a security interest to the financial institution in the form of accounts receivable in excess of the net cash proceeds received. The agreement expires in December 2012. See discussion of Sale of Accounts Receivable on page 75 of this MD&A.

(d)	CMF credit lines retained after the acquisition totaled $264-million and as at December 31, 2008, we had $120-million utilized on these facilities. Of the total, $207-million is secured. Inventory, accounts receivable and other items with a total carrying value of $125-million are pledged as security for the utilized balance.

(e)	Of the total, $130-million is uncommitted and $54-million of the uncommitted portion has been utilized.

(f)	On August 25, 2008, EAgrium entered into a loan agreement for $120-million. Agrium has pledged its interest in EAgrium as security for this loan. This loan is also guaranteed by MOPCO and by a MOPCO shareholder. Effective January 26, 2009, MOPCO assumed this debt.

(g)	Pursuant to the UAP acquisition, we borrowed $1.0-billion in 2008. We issued $500-million of 6.75% debentures due January 15, 2019 under our Shelf Prospectus and used the net proceeds towards the repayment of this loan. The net proceeds of $497-million were paid on September 11, 2008, and cash of $58-million was paid in October 2008. The remaining balance of $460-million is repayable on May 5, 2013.

(h)	Debentures contain various provisions that allow us to redeem debt prior to maturity, at our option, at specified prices.

2008 Annual Report / Agrium	73
We filed a preliminary Short Form Prospectus in August 2007 with the Canadian securities regulatory authorities in each of the provinces of Canada and a Shelf Registration Statement with the Securities and Exchange Commission, which will provide us the ability to offer from time to time over a 25-month period until September 2009 in Canada and the United States up to $1-billion of debt, equity and other securities. On December 3, 2007 we filed an amendment to the Short Form Base Shelf Prospectus increasing the amount of available debt, equity and other securities from $1-billion to $3-billion. We issued $1.4-billion in equity securities in 2007 and $500-million in debt offering in 2008 under the Shelf Prospectus. As of December 31, 2008, we had $1.1-billion unutilized under the Shelf Prospectus. The prospectus dated May 15, 2006 was withdrawn concurrent with the filing of the August 2007 prospectus and shelf registration.
Capital management
The Company manages capital by monitoring the ratios outlined in the table below. Net debt includes bank indebtedness and long-term debt including the current portion, net of cash. Equity includes shareholders’ equity. EBITDA is net earnings before interest expense, income taxes, depreciation, amortization and asset impairment. Interest includes interest on long-term debt plus other interest. The measures of debt, equity and EBITDA described above are non-GAAP financial measures (see discussion under “Non-GAAP Disclosure” on page 66 of this MD&A for further details).

	2008	2007	2006

Net debt to net debt plus equity (%)	31	(22)	39
EBITDA interest coverage (multiple)	22.1	12.7	6.0

Our revolving credit facilities require us to maintain specific interest coverage and debt to capital ratios as well as other non-financial covenants as defined in the debt agreement. We were in compliance with all covenants at December 31, 2008.
Debt ratings
As at February 25, 2009 our debt instruments were rated as follows:

Senior Unsecured Notes and Debentures

Moody’s Investors Service	(Baa2)	on review for possible downgrade under review
DBRS	(BBB)
Standard & Poor’s	(BBB)

Future Cash Requirements
Contractual obligations and other commitments
As at December 31, 2008 our aggregate contractual obligations were comprised of the following:

	Payment due by period
	Less than	One to	Four to	After
(millions of U.S. dollars)	one year	three years	five years	five years	Total

Long-term debt(a)	91	298	618	2,200	3,207
Operating leases	151	65	39	36	291
Purchase obligations	596	238	153	125	1,112
Asset retirement obligations	8	11	8	624	651
Environmental remediation liabilities	16	33	16	70	135

Total	862	645	834	3,055	5,396

(a)	Figures include interest payments
Long-term debt
See discussion of debt instruments on page 72 of this MD&A. Failure to maintain certain financial ratios and other covenants may trigger early repayment provisions. See discussion of capital management on page 73 of this MD&A.

74	Agrium / 2008 Annual Report

Operating leases
Operating lease commitments consist primarily of leases for rail cars and contractual commitments at distribution facilities in Wholesale, vehicles and application equipment in Retail, and office equipment and property leases throughout our operations. The commitments represent the minimum payments under each agreement.
Purchase obligations
Purchase obligations include minimum commitments for North American natural gas purchases which are floating-rate contracts, calculated using the prevailing New York Mercantile Exchange (“NYMEX”) forward prices for U.S. facilities and the AECO forward prices for Canadian facilities at December 31, 2008. Profertil has three fixed-price gas contracts denominated in U.S. dollars, expiring in 2011, 2012 and 2017, which are also included in purchase obligations. These three contracts account for approximately 80 percent of Profertil’s gas requirements. Repsol-YPF, our joint venture partner in Profertil, supplies approximately 27 percent of the gas under these contracts.
We have a power co-generation agreement for the Carseland facility, which expires December 31, 2021. The minimum commitment under this agreement is to purchase 60 megawatts of power per hour (“MW/hr”) until 2011 and 20 MW/hr for the remainder of the term. The price for the power is based on a fixed charge adjusted for inflation and a variable charge based on the cost of natural gas, which is provided to the facility for power generation. These commitments are included in purchase obligations.
Asset retirement obligations
Asset retirement obligations are generally related to dismantlement and site restoration. These obligations, which will be settled between 2009 and 2136, represent the undiscounted, inflation-adjusted estimated cash outflows required to settle the asset retirement obligations in the amount of $651-million as at December 31, 2008. The discounted, inflation-adjusted estimated cash outflows required to settle the asset retirement obligations are estimated at $86-million as at December 31, 2008.
Environmental remediation liabilities
Environmental remediation liabilities represent the undiscounted estimated cash outflows required to settle the environmental remediation liabilities in the amount of $135-million as at December 31, 2008.
Future Capital Expenditures
We are planning a sustaining capital program of approximately $220-million in 2009,1 including the following:
•	Additional spending at our Wholesale plant sites in order to ensure efficient, reliable and safe operations of facilities, including building replacement and maintenance at various Wholesale operations.

•	Retail spending for North American and South American operations.

•	Projects at our Vanscoy potash facility.
Our planned sustaining capital expenditures for 2009 are higher than in prior years as we are pursuing several strategic initiatives designed to enhance the short and long-term profitability of our operations.
We are planning an investment capital program of approximately $230-million in 2009,1 including the following:
•	Projects to develop and increase capacity at our Vanscoy potash facility.

•	Retail spending for expansion opportunities.

•	Additional investment in Advanced Technologies, including an ESN in-market coating facility.

•	Costs related to development of a greenfield potash operation in western Canada.

[1]	See disclosures under the heading “Forward-Looking Statements” on page 92 of this MD&A.

2008 Annual Report / Agrium	75

A higher proportion of the capital expenditures are expected in the second half of 2009. We anticipate we will be able to finance announced projects through a combination of cash provided from operating activities, existing lines of credit (see discussion under “Debt instruments” on page 72 of this MD&A for further details) and funds available from new debt or securities offerings.1
Outstanding Share Data
The number and principal amount of outstanding shares as at January 31, 2009 were as follows:

	Number of Shares	Market Value
	(millions)	(millions of U.S. dollars)

Common shares	157	5,248

As at January 31, 2009, there were approximately 1.3 million stock options outstanding and issuable assuming full conversion, where each option granted can be exercised for one common share.
Off-Balance Sheet Arrangements
Sale of accounts receivable
Under our North American receivables securitization facility, we may sell up to $200-million of eligible accounts receivable. The facility provides us with the flexibility to immediately realize cash for the sale of receivables up to the amount of the program. These limited-recourse sales are not required to be included in our balance sheet as liabilities. Fees and expenses paid to the financial institution are based on the accounts receivable sold and prevailing commercial paper rates. The agreement expires in December 2012.
We utilized $200-million of our accounts receivable securitization as at December 31, 2008, compared to nil and $108-million utilized as at December 31, 2007 and 2006, respectively.
Guarantees
We have guaranteed rail car leases of a third party. The lease agreements expire in 2025 and recoveries under recourse provisions are available. Maximum potential future undiscounted payments for guarantees issued were approximately $90-million as at December 31, 2008.
Financial Instruments
Risk Management
Derivative contracts are initiated within the guidelines of our Exposure Management Policy, which require specific authorization for approval and commitment of contracts. We formally document our risk management strategy for undertaking derivative transactions and the relationship between the derivative and the underlying hedged exposure. Our Board of Directors reviews risk management policies and procedures on an annual basis and sets upper limits on the transactional exposure to be managed and the time periods over which exposures may be managed.
We use derivative financial instruments to manage our exposure to foreign exchange rate, interest rate, and commodity price fluctuations, and the objective is to reduce volatility in cash flow and earnings. Our derivative financial instruments and the nature of the risks which they are, or may be, subject to are set out in the following table:

Derivative financial instruments	Risks
	Currency	Commodity price	Credit	Liquidity

Foreign currency forward and option contracts	X		X	X
Natural gas forward, swap and option contracts, nutrient swap contracts and heat rate swap contracts		X	X	X

[1]	See disclosures under the heading “Forward-Looking Statements” on page 92 of this MD&A.

76	Agrium / 2008 Annual Report

Currency Risk
We had the following foreign exchange contracts as at December 31:

Foreign exchange derivative	2008			2007
financial instruments outstanding
	Notional		Fair value	Notional		Fair value
Sell/Buy	(millions, buy	Maturities	assets	(millions, buy		assets
	currency)		(liabilities)	currency)	Maturities	(liabilities)

CAD/EUR forwards	—	—	—	EUR 1	2008	—
USD/EUR forwards	EUR 15	2009	—	EUR 476	2010	47
EUR/USD forwards	USD 33	2009	—	—	—	—
GBP/USD forwards	USD 5	2009	—	—	—	—
USD/CAD put options purchased	CAD 195	2009	2	—	—	—
USD/CAD call options sold	CAD 206	2009	(20)	—	—	—

			(18)			47

Losses of $18-million were recognized in 2008 and reported in other (income) expenses.
Forward contracts and interest rate swap contracts related to EAgrium construction and financing no longer qualified for hedge accounting following the decision by the Egyptian government to halt construction in the second quarter of 2008. All forward foreign exchange contracts and interest rate swap contracts were unwound during the third quarter of 2008. As a result, realized net hedging gains of $69-million were recognized in earnings, of which $28-million has been reflected in non-controlling interests.
Commodity Price Risk
Substantially all of our natural gas requirements are purchased through indexed-price contracts with suppliers, except for long-term fixed-price supply agreements for Profertil. In order to minimize our financial risk exposure to potential adverse impacts of natural gas price volatility, we periodically enter into natural gas swaps and option contracts on our North American natural gas positions. We utilize a formal analytical process to determine when we enter into hedge contracts. As a practice, if possible we take advantage of natural gas price volatility to collar our positions, so as to minimize the risk of incurring losses on our hedge positions by trading off a portion of the potential gains.
Total change in fair value of non-qualifying derivative financial instruments during 2008 was a loss of $68-million (2007 — $20-million) which is reported in other (income) expenses, of which $8-million (2007 — $13-million) has been realized.
We had the following natural gas, power and nutrient derivative financial instruments as at December 31:

			2008			2007
Natural gas, power and nutrient			Fair value			Fair value
derivative financial instruments			assets			assets
outstanding	Notional	Maturities	(liabilities)	Notional	Maturities	(liabilities)

Natural gas (BCF)
NYMEX contracts
Swaps	33	2009 to 2013	(61)	41	2008 to 2011	(8)
Collars (swap with options)	25	2009 to 2012	13	5	2008 to 2009	—
Call spreads	4	2009	2	9	2008 to 2009	11
El Paso swaps	2	2009	(2)	—	—	—
AECO contracts
Swaps	1	2009	(1)	7	2008	1
Options	13	2009	(9)	—	—	—

	78		(58)	62		4

Power — Swaps (GWh)	666	2009 to 2012	6	141	2008	4
Nutrient — Urea swaps (short tons)	18,000	2009	(2)	—	—	—

			(54)			8

2008 Annual Report / Agrium	77

Credit Risk
Geographic and industry diversity mitigate credit risk. The Wholesale business unit sells mainly to large agribusinesses representing a small number of customers. Letters of credit and credit insurance are used to mitigate risk. The Retail business unit sells to a large customer base dispersed over wide geographic areas in the U.S., Argentina and Chile. The Advanced Technologies business unit sells to a diversified customer base including large suppliers in the North American professional turf application market. There were no significant uncollectible trade receivable balances at December 31, 2008.
We manage counterparty credit risk with policies requiring that counterparties to short-term investments and derivative contracts have an investment grade or higher credit rating. At December 31, 2008, all counterparties to derivative contracts have maintained an investment grade or higher credit rating. We may be exposed to certain losses in the event that counterparties to derivative contracts are unable to meet their contractual obligations. We enter into master netting arrangements that mitigate our exposure to counterparty credit risk. Policies also limit the investing of excess funds to liquid instruments with a maximum term of one year and limit the maximum exposure to any one counterparty.
Liquidity Risk
The Company’s bank indebtedness and accounts payable and accrued liabilities generally have contractual maturities of six months or less. We mitigate liquidity risk by careful monitoring of our cash flow needs, regular communication with our credit providers, careful selection of financially strong banks to participate in our operating lines, and arranging for multiple-year, committed operating credit facilities.
Fair Value
Fair value represents the price at which a financial instrument could be exchanged in an orderly market, in an arm’s length transaction between knowledgeable and willing parties who are under no compulsion to act. Independent quoted market prices in active markets, if they exist, are the best evidence of fair value. In the absence of an active market, fair value is estimated using valuation techniques such as option pricing models and discounted cash flow analysis, making maximum use of market-based inputs, including gas and power prices, interest rates, and foreign exchange rates, and assumptions about the amount and timing of estimated future cash flows. Fair value estimates are made at a point in time and may not be reflective of future fair values.
The fair values of cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable and accrued liabilities approximate carrying value due to their short-term nature. The fair value of floating-rate loans approximates carrying value.
The fair value of derivative financial instruments is recorded as the estimated amount that would be received or paid to terminate the contracts. Fair values are determined based on quoted market prices available from active markets or are otherwise determined using a variety of valuation techniques and models.
The fair values of the Company’s derivative financial instruments correspond to their carrying values.

Fair value of derivative financial instruments	2008	2007

Foreign exchange contracts
Accounts receivable	—	28
Other assets	—	19
Accounts payable and accrued liabilities	(18)	—

	(18)	47

Interest rate contracts
Accounts payable and accrued liabilities	—	(4)
Other liabilities	—	(26)

	—	(30)

Natural gas, power and nutrient derivative contracts
Accounts receivable	5	12
Other assets	16	9
Accounts payable and accrued liabilities	(64)	(10)
Other liabilities	(11)	(3)

	(54)	8

78	Agrium / 2008 Annual Report

2008 Fourth Quarter Management’s Discussion & Analysis
2008 Fourth Quarter Operating Results

Net Earnings
Agrium’s fourth quarter consolidated net earnings were $124-million, or $0.79 diluted earnings per share, compared to net earnings of $172-million, or $1.24 diluted earnings per share, for the same quarter of 2007. Net earnings before interest expense and income taxes (“EBIT”) was $172-million for the fourth quarter of 2008 compared with EBIT of $250-million for the fourth quarter of 2007. The decrease in EBIT was primarily due to a decrease in gross profit from an inventory write-down and an investment write-down for our EAgrium investment, as well as certain material items noted below.
Consolidated gross profit in the fourth quarter of 2008 was $522-million, slightly lower compared to $533-million in the fourth quarter of 2007. Contributions from the UAP business and increase in fertilizer selling prices, partially offset by a $93-million write-down primarily associated with future inventory purchase commitments, resulted in a $49-million increase in gross profit in our Retail business segment. Wholesale gross profit decreased $60-million due to a decrease in sales volume and a $121-million write-down of inventory for our purchase for resale business, partially offset by higher selling prices. Our Advanced Technologies business segment contributed an additional $2-million increase to the change in our quarter-over-quarter gross profit. In accordance with our accounting standards, we referenced the current and expected future market conditions at December 31, 2008 and made write-downs on our inventory and future purchase commitments.
Expenses have increased $117-million quarter-over-quarter, primarily reflecting a combination of the following items:
•	$115-million increase in Retail’s selling expense resulting in Retail’s selling expense of $242-million primarily as a result of the addition of the UAP business.
•	$90-million increase in losses on non-qualifying derivative positions resulting in a $87-million hedging loss.

•	$87-million write-down in our EAgrium investment before non-controlling interests of $42-million, resulting in a net write-down to Agrium of $45-million.

•	$28-million increase in Potash profit and capital tax resulting in a $37-million expense driven by increased potash sales margins.

•	$86-million decrease in stock-based compensation expense resulting in a $36-million recovery of stock-based compensation driven by a decrease in our share price.

•	$96-million increase in foreign exchange gains primarily related to the weakening of the Canadian dollar, resulting in $98-million of foreign exchange gain.
The effective tax rate was 15 percent for this quarter and 31 percent for the year. The decline in the rate compared to the same quarter last year was principally due to foreign exchange losses for Canadian tax purposes on our U.S. dollar denominated debt resulting from the weakening of the Canadian dollar during the quarter.
Business Segment Performance
Retail
Retail results are not directly comparable to the same period last year due to the inclusion of UAP, which was acquired in May of 2008. Retail’s 2008 fourth quarter net sales were $1-billion, which almost doubled the $555-million in the fourth quarter of 2007. Gross profit was $228-million in the fourth quarter of 2008, which included a $93-million write-down primarily for purchase commitments of crop nutrients, compared to gross profit of $179-million for the same period last year. While gross profit was $49-million higher this quarter than the same period last year, Retail EBIT was lower due to higher expenses associated with the acquired infrastructure of the UAP business. Retail EBIT was a loss of $54-million in the fourth quarter of 2008, after the inventory write-down, versus a positive EBIT of $39-million in the same quarter last year.
The UAP acquisition contributed $92-million in gross profit and $(19)-million in EBIT for the fourth quarter, excluding the impact of the write-down in Retail crop nutrients. This represents an increase of 80 percent in gross profit, and a significant improvement in EBIT compared to a similar 13-week period in 2007, given that UAP historically has EBIT losses in the fourth quarter. Agrium’s legacy Retail operations gross profit rose by 27 percent, or $50-million, over the same period last year, while EBIT from legacy operations was 49 percent higher than the same period last year, before taking into account the impact of the write-down.

2008 Annual Report / Agrium	79

The increase in net sales and gross profit in the fourth quarter of 2008 versus the same quarter of 2007 was attributed to:
Crop nutrients net sales reached $631-million this quarter, an increase of $238-million compared to the fourth quarter of 2007, due to the addition of UAP business and higher average selling prices. Gross profit was $60-million this quarter compared to $83-million in the fourth quarter of 2007. The decrease was due entirely to a $93-million write-down resulting principally from changes in valuations of future purchase commitments. This resulted in crop nutrients margins declining to 10 percent in the fourth quarter of 2008, compared to 21 percent in the fourth quarter of 2007. Excluding the write-down, nutrient margins would have been 24 percent in the fourth quarter of 2008, slightly higher compared to the same period last year. Nutrient sales volumes in the fourth quarter declined slightly compared to the same period last year, even with the addition of UAP’s nutrient business. Nutrient sales volumes at Agrium’s legacy North American operations declined by 46 percent compared to the same period last year due to the deferral of crop nutrient applications from the fall of 2008 into 2009 and the late harvest in the Cornbelt. Sales volumes at our South American operations were also significantly lower this quarter than the same period last year due to dry conditions in Argentina, the reduction in global crop prices leading up to their planting season and uncertainty over future government agricultural policies.
Crop protection net sales increased to $288-million this quarter, compared to $87-million in the fourth quarter of 2007. Our gross profit this quarter reached $133-million, more than double last year’s level. The strength of earnings from this product line illustrates the benefits of the diversity in our Retail business. Most of the increase in sales and profits was due to the addition of UAP’s significant crop protection business, including a broad range of private label products. Crop protection product margins were 46 percent for the fourth quarter of 2008 versus 64 percent for the fourth quarter of 2007. The decline in margins compared to the same period last year was primarily due to the inclusion of UAP’s lower margin crop protection wholesale business and the timing and nature of UAP supplier rebates.
Net sales for seed, services and other increased to $103-million this quarter, up from $75-million in the fourth quarter of 2007. Gross profit was $35-million in the fourth quarter of 2008, compared to $40-million for the same period last year. The reduction in gross profit this year was primarily due to lower sales of wheat seed compared to the strong demand last fall and charges associated with the discontinuation of our Vigoro private label seed brand in order to concentrate sales under the Dyna-Gro private label brand previously sold only by UAP. Seed net sales were $44-million this quarter, with sales from both our legacy and UAP operations decreasing compared to the same period last year.
Retail selling expenses for the fourth quarter of 2008 were $242-million, almost double last year’s level. Selling expenses as a percentage of net sales in the fourth quarter of 2008 were 24 percent, relatively unchanged from 23 percent for the same period last year.
Wholesale
Wholesale’s net sales were a fourth-quarter record of $982-million for the fourth quarter of 2008 compared to $908-million for the fourth quarter of 2007. The increase was due to higher sales prices for all three crop nutrients, which more than offset the decrease in sales volumes for all nutrients compared to the same period last year. The decrease in sales volumes in the fourth quarter of 2008 were primarily due to: the significant reduction in domestic nutrient sales volumes resulting from a condensed fall application season as a result of the late harvest across most of North America; the expectation by growers that crop nutrients prices would be lower in the spring of 2009 than the fall of 2008; and, uncertainty created by the rapid changes in crop prices in the fall of 2008. Looking forward, we anticipate strong application rates for all nutrients in the U.S. this spring, with particular strength in the demand for nitrogen products and some recovery in nitrogen pricing.
Gross profit was $283-million in the fourth quarter of 2008, a $60-million reduction from the $343-million recorded for the same period last year. Excluding the $121-million inventory write-down in our purchase for resale business, total gross profit from our production facilities was higher than last year. EBIT of $106-million in the fourth quarter of 2008 was also lower than the $277-million for the same period last year due primarily to an inventory write-down, an increase in operating expenses as noted below, and a $45-million impairment of our interest in nitrogen facility assets in Egypt net of non-controlling interests.
Gross profit for nitrogen was $136-million this quarter, compared to $211-million in the same quarter last year. Nitrogen prices and margins remained higher than the same period last year but a significant reduction in sales volumes resulted in lower overall gross profit compared to the fourth quarter of 2007. Cost of product was $317 per tonne this quarter, a $93 per tonne increase over the same period last year partly due to the inclusion of $11 per tonne in depreciation this quarter, production shutdowns and curtailments, and higher gas costs partly due to a higher proportion of production and sales

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coming from our domestic rather than international nitrogen operations. The rapid decline in North American gas costs in the later part of the fourth quarter of 2008 was not reflected in our average gas cost this quarter due to higher cost of product drawn from inventory. Both domestic ammonia and urea sales volumes were approximately 32 percent below the previous year. The reduced volumes were due to the delayed harvest and the grower’s decision to defer nutrient application from 2008 into 2009. International nitrogen sales volumes were 228,000 tonnes lower than the same quarter last year due to the closure of the Kenai nitrogen facility, the extended turnaround at our Argentine facility, and low nutrient demand in South America. Agrium’s nitrogen margins averaged $197 per tonne this quarter, compared with $162 per tonne in the fourth quarter of last year, but were $46 per tonne lower than the third quarter of 2008 due to lower realized prices given the significant reduction in benchmark nitrogen prices in the fourth quarter.
Agrium’s overall natural gas cost was $7.41/MMBtu in the fourth quarter of 2008 versus $5.68/MMBtu in the fourth quarter of 2007. The U.S. benchmark (NYMEX) natural gas price for the fourth quarter of 2008 was $6.82/MMBtu, versus $7.03/MMBtu in the same quarter last year and $10.09/MMBtu in the third quarter of 2008. The AECO (Alberta) basis differential was $0.98/MMBtu for the fourth quarter of 2008.
Gross profit for our phosphate operations was the third highest quarter on record at $86-million, compared to $47-million for the same quarter last year. Realized sales prices remained strong again this quarter at $1,117 per tonne, due in large part to forward sales made earlier in the year. This price was more than double the $523 per tonne achieved in the fourth quarter of 2007. Sales volumes were 48 percent lower than the same quarter last year. Phosphate cost of product on a per tonne basis was $489 per tonne, a $143 per tonne increase over the same period last year but slightly lower than the third quarter of 2008. The increase in cost over the same period last year was due to $36 per tonne of depreciation expenses and higher sulfur and ammonia costs. Gross margins for phosphate were $628 per tonne compared with $177 per tonne in the fourth quarter of 2007. Benchmark phosphate prices declined by over 70 percent between the start and end of the fourth quarter of 2008.
Gross profit for potash increased significantly to $159-million versus $57-million in the fourth quarter of 2007. Potash accounted for 42 percent of Wholesale’s gross profit from manufactured product. Realized selling prices were more than triple last year’s levels. The higher sales prices more than offset a 39 percent decrease in sales volumes and higher production costs. Sales volumes decreased by 179,000 tonnes compared to the same period last year with international and domestic sales volumes declining by 41 percent and 37 percent, respectively. Global tightening of credit availability impacted international demand in the fourth quarter, while domestic volumes were primarily impacted by the late harvest and purchase deferrals. Cost of product was down 6 percent from the third quarter of 2008 but was $38 per tonne higher than the same period last year, due in part to higher equipment repair expense and a $13 per tonne depreciation expense included in the cost of product. Gross margin on a per tonne basis rose to $562 per tonne compared with $123 per tonne in the fourth quarter of last year.
Net sales for product purchased for resale was double last year’s levels. However, gross profit in the fourth quarter of 2008 was $122-million lower than the same period last year due in part to a $121-million inventory write-down, caused by anticipated lower nutrient sales prices for inventories that will be carried over from the fall of 2008 to the spring of 2009. Adjustments to inventory valuations were required for product purchased for resale within North America, Europe and Argentina.
Wholesale operating expenses (gross profit less EBIT) were $177-million in the fourth quarter of 2008, an increase of $111-million over the same period last year. This change was due to an increase in net mark-to-market losses of $64-million from natural gas, power and foreign exchange derivatives; $26-million increase in realized losses on non-qualifying natural gas and power derivatives; and, an increase in Potash profit and capital taxes of $28-million driven by increased potash margins. This was partially offset by a decrease in stock-based compensation expense of $19-million.
Advanced Technologies
Advanced Technologies’ fourth quarter 2008 net sales were $76-million compared to $70-million in the fourth quarter of 2007. Gross profit was $17-million for the quarter, compared with $15-million for the same period last year, while EBIT increased by $8-million over the fourth quarter of 2007. These strong results were achieved despite some challenges in the turf and ornamental business resulting in a $2-million inventory write-down. ESN® gross profit in the fourth quarter represented 44 percent of Advanced Technologies’ gross profit, slightly higher than the same period last year. Similar to other crop nutrient volumes, ESN® sales volumes this quarter were significantly lower than the fourth quarter of 2007 however this was more than offset by higher margins. On a combined basis our other acquired businesses excluding ESN® gross profits are at similar levels to the same quarter last year and are $6-million higher for the year, despite some challenges from the non-agricultural market resulting from the significant downturn in the economy. Cost of product included $1-million of depreciation for the fourth quarter of 2008 and $7-million for the year. Depreciation was not included in cost of product in 2007. The Reese micronutrient facility, acquired from our Wholesale operations at the beginning of the fourth-quarter 2007, contributed $1-million in gross profit this quarter and $6-million for the year.

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Other
EBIT for our Other non-operating business segment for the fourth quarter of 2008 was $114-million compared to a loss of $64-million for the fourth quarter of 2007. The increase in EBIT of $178-million quarter-over-quarter is mainly due to an increase in foreign exchange gain of $116-million as a result of the weakening of the Canadian dollar and a significant decrease in stock-based compensation expense of $67-million, driven by the decline in our share price in the fourth quarter of 2008.
Financial Position and Liquidity
Cash provided by operating activities was $671-million in the fourth quarter of 2008, of which $238-million was an improvement in non-cash working capital over the third quarter of 2008. Accounts receivable decreased by $1.1-billion, due primarily to the reduction in sales over the prior quarter, a $200-million draw on our accounts receivable securitization facility, and a reduction in Retail rebates receivable as the majority of supplier rebates were received in the fourth quarter. As our customers have generally indicated that they have not had significant difficulty in obtaining credit, we anticipate collection performance on accounts receivable to be within normal parameters. Inventories increased by $461-million, primarily due to reduction in sales volumes over the prior quarter, partially offset by a $121-million inventory write-down for Wholesale.

Inventories (millions of U.S. dollars)	December 31, 2008

Raw materials	216
Finished goods	422
Product for resale	2,409

3,047

Accounts payable and accrued liabilities decreased by $64-million due to a reduction in Wholesale customer prepaid sales and trade payables from decreased market demand, lower inventory purchases and plant turnaround costs previously accrued in the third quarter and paid in the fourth quarter. This was partially offset by Retail write-down on future inventory purchase commitments and seasonal increases in customer deposits.
Cash used in investing activities was $124-million for the fourth quarter of 2008, which included $91-million on capital expenditures.
Cash used in financing activities was $381-million during the quarter due to a pay-down of our bank indebtedness as a result of lower financing required for reduced working capital, repayment of long-term debt, as well as funds used for share repurchase. As at December 31, 2008, Agrium repurchased approximately 1.2 million shares under its normal course issuer bid at an average price per share of $29.03.

Short-term credit facilities available at December 31, 2008	Total	Unutilized	Utilized

(millions of U.S. dollars)
Revolving credit facilities expiring 2012	775	475	300
Accounts receivable securitization(a)	200	—	n/a

	975	475	300
CMF credit facilities expiring in 2009	264	144	120
South American credit facilities expiring 2009 to 2012	226	156	70
EAgrium bridge loan(b)	120	—	120

	1,585	775	610

a)	As of December 31, 2008, we had drawn $200-million on our accounts receivable securitization facility.

b)	EAgrium loan is guaranteed by MOPCO and a MOPCO shareholder.
Accounting Estimates and New Accounting Standards
Our consolidated financial statements and accounting policies are presented in accordance with Canadian Generally Accepted Accounting Principles (GAAP). A full discussion of our significant accounting policies is provided in note 2 to our 2008 consolidated financial statements.
The preparation of financial statements under Canadian GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the year. Actual results could differ from those estimates. Application of certain accounting policies requires us to make assessments as to the outcome of future events that may have a material effect on current or future earnings. We make these estimates based on technological assessment, the most recent information available to us, as well as consideration of historical trends.

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Critical Accounting Estimates
We consider an accounting estimate to be critical if:
•	It requires significant assumptions about matters that are highly uncertain at the time the accounting estimate is made.

•	Different estimates that we could have used in the current period, or changes in accounting estimates that are reasonably likely to occur from period to period, would have a material impact on our financial condition, changes in financial condition or consolidated results of operations.
The following discussion presents information about our most critical accounting estimates.
Inventories
Our determination of net realizable value of inventories requires considerable judgement. Significant management judgment is required to estimate forecasted selling prices, including assumptions about demand and supply variables.
Property, plant and equipment
We record property, plant and equipment at cost and include the cost of replacements and betterments and interest capitalized during construction. In the event we construct a new production facility, cost is defined as expenditures incurred up to the commencement of commercial production, and includes internal and external costs of personnel, material and services, as well as interest capitalized during construction.
Depreciation
We depreciate our property, plant and equipment based on their estimated service lives, which typically range from three to 25 years. We estimate initial service lives based on experience and current technology. These estimates may be extended through sustaining capital programs or by access to new supplies of raw materials. Factors affecting the fair value of our assets may also affect the estimated useful lives of our assets and these factors are constantly changing. Therefore, we periodically review the estimated remaining lives of our facilities and adjust our depreciation rates prospectively where appropriate.
Intangibles
Intangibles consist of customer relationships, trade names, trademarks, patents and technology, and licensing arrangements. Intangibles with determinable lives are amortized on a straight-line basis over their estimated useful lives. Intangibles with indefinite lives are not amortized.
We have determined that trade names have indefinite lives for accounting purposes. These indefinite-lived intangible assets are assessed for impairment on an annual basis, or more often if events or circumstances warrant. If the carrying value of the indefinite-lived intangible asset exceeds its fair value, the difference is expensed.
Impairment of long-lived assets
Impairment occurs when the carrying value of a long-lived asset exceeds both the cash flows it is capable of generating and its “fair value”. Fair value can be affected by a number of factors, including new technology, market conditions for our products, availability of raw material inputs, and estimated service lives of the assets. We review the carrying value of our property, plant and equipment on a regular basis and where it exceeds the undiscounted cash flow expected to result from the asset’s use and fair value, we consider the asset to be impaired. If impairment has occurred, an impairment charge is recognized immediately.
Goodwill
Goodwill represents the excess of the purchase price over the fair value of identifiable net assets upon acquisition of a business. Goodwill is allocated as of the date of the business combination to the reporting business units that are expected to benefit from the business combination. Goodwill is not amortized. Goodwill is assessed for impairment on an annual basis or more often if events or circumstances warrant. In testing for impairment of goodwill, if the carrying value of a reporting business unit to which goodwill has been assigned exceeds its fair value, any excess of the carrying value of the reporting business unit’s goodwill over its fair value is expensed as an impairment loss. Fair value of the reporting business units is determined by relying primarily on the discounted cash flow method. This method uses projections

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of cash flows from each of the business units. The assumptions underlying our projected cash flows are derived from several sources, including internal budgets, which contain information on sales, assumed production levels and costs, and product pricing. Allocating goodwill between business units requires judgment and is based upon the determination of our business units which also requires management’s judgment.
Environmental remediation liabilities
Environmental remediation liabilities relate to existing conditions caused by past operations that give rise to a current legal obligation to perform remediation activities. These costs are either expensed or capitalized. Expenditures that relate to existing conditions caused by past operations and that do not contribute to current or future revenue generation are expensed. Environmental costs are capitalized if the costs extend the life of the property, increase its capacity, or mitigate or prevent contamination from future operations. Costs are recorded when environmental remediation efforts are probable and the costs can be reasonably estimated based on current law and existing technologies. Estimated costs are based on our best estimate of undiscounted future costs.
Asset retirement obligations
An asset retirement obligation is an existing legal obligation associated with the permanent removal from service of a long-lived asset resulting from the acquisition, construction, development or normal operation of the asset. An asset retirement obligation is recorded at its fair value and is determined using our best estimate of future cash flows required to complete the work, based on current environmental laws and regulations, discounted at our credit-adjusted risk-free interest rate. The obligation is adjusted to present value in subsequent periods through accretion expense. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset to which they relate and are depreciated over the asset’s estimated useful life.
Employee future benefits
We maintain contributory and non-contributory defined benefit and defined contribution pension plans in Canada and in the United States. The majority of employees are members of defined contribution pension plans. We also maintain health care plans and life insurance benefits for retired employees. Benefits from defined benefit plans are based on either a percentage of final average earnings and years of service or a flat dollar amount for each year of service. Pension plan and post-retirement benefit costs for our defined benefit plans are determined annually by independent actuaries, and include current service costs, interest cost of projected benefits, return on plan assets and amortization of actuarial gains or losses. Our actuaries use a variety of assumptions to determine the pension and post-retirement obligations and costs for our defined benefit plans including the discount rate, the expected rate of return on plan assets, the role of future compensation increases, and health care cost trend rates. The assumptions used may differ materially from actual results, which may result in a significant impact to the amount of pension obligation or expense recorded.
Employee future benefits are funded by the Company and obligations are determined using the projected benefit method of actuarial valuation prorated over the projected length of employee service. Employee future benefit costs for current service are charged to earnings in the year incurred. Past service costs, the effect of changes in plan assumptions, and the excess of the net accumulated actuarial gain (loss) over 10 percent of the greater of the benefit obligation and the fair value of the plan assets, is amortized on a straight-line basis over the expected average remaining service life of the relevant employee group. Contributions by the Company to defined contribution employee future benefit plans are expensed as incurred.
Stock-based compensation
The Company’s expense for stock-based compensation primarily depends on our stock price at the date of grant and at the end of a reporting period, and assumptions about vesting of awards. Assumptions about vesting require estimates of the relative ranking of certain measures of the Company’s performance compared to the performance for a selected peer group of companies, and estimates of individual employee retention.
Management has discussed the development and selection of these critical accounting estimates with the Audit Committee of the Board of Directors and the Audit Committee has reviewed the disclosure presented above relating to these policies.

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New Accounting Standards
Financial Instruments requires enhanced disclosures of the significance of financial instruments on financial position and performance, and the nature and extent of financial instrument risk exposure and risk management strategy. This standard was adopted on January 1, 2008 and was applied prospectively. Various amendments were made to existing standards to permit reclassification of financial assets in specified circumstances effective for reclassifications made on or after July 1, 2008.
Capital Disclosures requires disclosure of objectives, policies and processes for managing capital and quantitative data about capital. This standard was adopted on January 1, 2008 and was applied prospectively.
Inventories provide enhanced guidance for the measurement, costing, and disclosures of inventories. Specifically, the standard requires measurement of inventories at the lower of cost and net realizable value, requires write-ups of subsequent increases in net realizable value of previously impaired inventories, and prohibits the use of the last in, first out costing method. On adoption, and in accordance with the transitional provisions of the standard, we reclassified depreciation related to assets employed directly in production to inventory. We adopted this standard on January 1, 2008 and applied it prospectively.
Pension and Postretirement Benefits – Measurement Date – We voluntarily changed the measurement date of our defined benefit pension and postretirement benefit plans from September 30 to December 31. This change was adopted on January 1, 2008 and was applied retrospectively.
Accounting Standards and Policy Changes Not Yet Implemented
Goodwill and Intangible Assets establishes guidance for the recognition, measurement, presentation and disclosure of goodwill and intangible assets, including guidance on pre-production and start-up costs, requiring that these costs be expensed as incurred. The current goodwill standards are carried forward unchanged. This standard will be adopted prospectively on January 1, 2009. There will be no material impact on earnings or financial position.
Business Combinations, Consolidated Financial Statements and Non-controlling Interests amends previously existing standards on accounting for and reporting business acquisitions and non-controlling interests. The new standards change the recognition of assets and liabilities in purchase price allocations and require expensing of certain acquisition-related costs.
International Financial Reporting Standards (“IFRS”) – the Canadian Institute of Chartered Accountants’ Accounting Standards Board has published its strategic plan for convergence of Canadian generally accepted accounting standards with IFRS as issued by the International Accounting Standards Board. The changeover date for Canadian publicly accountable enterprises is January 1, 2011 and will require restatement of comparative figures.
In 2008, Agrium established a dedicated team to complete the initial impact analysis and develop an IFRS transition plan to comply with the changeover date of January 1, 2011. A steering committee, comprised of senior level management representatives from Financial Reporting, Information Technology, Treasury, Tax, along with other Business Unit representatives, has been identified to monitor and govern the project’s progress. Quarterly updates will be provided to the Audit Committee.
To date, we have completed our initial impact analysis of the transition from Canadian GAAP to IFRS and have developed an IFRS transition plan. The plan outlines the next two phases of the project: design and development; and implementation and parallel reporting. We are currently in the design and development phase which includes the design and development of accounting policies, appropriate internal controls wherever there are process changes, necessary changes to information systems, and training.
At this time, the full impact of transitioning to IFRS on the Company’s future financial position and future operational results is not reasonably determinable or estimable. We continue to assess the available transitional exemption options along with the accounting policies under IFRS and the resulting impacts.

2008 Annual Report / Agrium	85

Business Risks
We are exposed to various risks and uncertainties in the normal course of business that can cause variations in results from operations and affect our financial condition. The acceptance of certain risks is both necessary and advantageous in order to achieve our growth targets and our vision. We focus on long-term results and manage related risks and uncertainties. Our risk management structure strives to ensure sound business decisions are made that balance risk and reward and drive the maximization of total shareholder return.
Risks that are unique to our separate Strategic Business Units are managed under the jurisdiction of the Presidents of those Business Units. Corporate risks fall under the jurisdiction of Corporate Functional Heads. Each Business Unit and Functional Department monitors risks and mitigating actions and formally reviews risk profiles and mitigation plans on a quarterly basis. However, it should not be assumed that the process will identify and eliminate all risks, or that strategies adopted to mitigate them will be successful.
In some cases, financial risk may be reduced through insurance or hedging programs. However, there may be situations where these programs can be costly in relation to the risks insured, and coverage may only be partial. In other cases, risk management may involve far-reaching strategic decisions with long-term consequences.
The following is a discussion of the key business risks that we have identified through this process and the strategies we have adopted to manage them.
Unplanned Plant Downtime
The results of our Wholesale and Advanced Technologies businesses are dependant on the availability of our manufacturing facilities. Prolonged plant shutdown due to failure at a facility or in a plant may result in a significant reduction in product that is available for sale, may affect the environment and or the community, and may cause an injury to an employee or the public.
Mitigating factors and strategies:
•	We have implemented an EMS (Environment, Health, Safety and Security (“EHS&S”) management system) which includes defined expectations and policy for MOC (Management of Change) for facilities and Risk Management processes / requirements
(PHA – Process hazard analysis).

•	We are committed to following sound project management processes to help ensure capital projects are executed to the appropriate design standards and completed on schedule and budget.

•	We have implemented operation standards (PMS – Process Management System, RMP – Risk Management Program, NAWOS – Wholesale Operating Standards).

•	We have mandatory training programs for Operations, Maintenance, and Technical personnel to ensure appropriate skills and training are in place to maintain and operate the facilities.

•	Capital and Maintenance five year planning program.

•	We have implemented and followed scheduled inspection programs of process equipment.

•	We have established audit programs for EMS, EHS&S, RMP, and PMS for compliance and to identify opportunities for continuous improvement.
Product Price & Margin
Agrium’s operating results are dependent upon product prices and margins, which are in turn dependent on demand for crop inputs. Demand for crop inputs can be affected by a number of factors including weather conditions, outlook for crop nutrient prices and farmer economics, governmental policies, access of our customers to credit, and build-up of inventories in distribution channels.
The majority of our Wholesale nutrient business is a commodity business with little product differentiation. Product prices are largely affected by supply and demand conditions, input costs and product prices and, therefore, resulting margins can be volatile.
Within our Wholesale business, we sell manufactured product as well as product we have purchased for resale. Both sides of the business are subject to margin volatility.

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Our Retail and AAT business units experience relatively stable margins, which provide stability to our annual cash flows and earnings. Nonetheless, during times of significant price volatility, margins can be impacted to a certain degree by the above factors.
Mitigating factors and strategies:
•	The broad product diversity of our Wholesale business (nitrogen, potash, and phosphate) reduces the impact of poor supply and demand fundamentals that can be experienced by a particular product category.

•	The geographic diversity of our Wholesale customer base (North America, South America, and International) reduces the impact of poor economic, crop or weather conditions in any one region.

•	Our extensive distribution and storage capability can help reduce Wholesale variability that may arise from a downturn in demand in a localized area.

•	Our commitment to operational excellence helps ensure rigorous management of operational risks that could compromise production efficiencies or increase operating costs. This provides us with a relatively stable and predictable production/supply base that helps to mitigate Wholesale earnings volatility.

•	Our Wholesale customers have diverse end-uses for our products (agriculture and industrial), with some of our industrial sales prices based on a cost of production plus margin basis.

•	Within the Wholesale business, we make prepaid forward sales, and we may lock in nitrogen margins on manufactured product using forward gas price hedging.

•	Within our Retail business, we have further mitigating factors including:
•	Product and service diversity (fertilizer, chemical, seed and application services).

•	Geographic diversity that helps spread risk associated with regional weather and crops (broad regional U.S. and South American markets).
Raw Materials
Natural gas is the principal raw material used to manufacture nitrogen and is our single largest purchased raw material for our Wholesale operation. North American natural gas prices are subject to price volatility. An increase in the price of natural gas increases our nitrogen cost of production, and may negatively impact our nitrogen margins for our North American nitrogen sales. This is particularly important for our nitrogen facilities in Western Canada and Borger, Texas where we purchase gas on the open market. Higher production costs may be partially or fully reflected in higher domestic and international product prices, but these conditions do not always prevail.
There is also a risk to the Profertil nitrogen facility on gas deliverability during the winter period, due to strains on the gas distribution system in Argentina and on delivered cost of gas.
There are inherent risks associated with mining. For phosphate there are risks associated with the variability of the phosphate rock quality that can impact cost and production volumes. For potash mining there is also a risk of incurring water intake or flooding.
Mitigating factors and strategies:
•	The Profertil nitrogen facility has gas contracts that are not tied to North American gas prices.

•	We use hedging tools and other contractual arrangements to manage the risk of gas price volatility.

•	We use a variety of tools in an effort to mitigate our risk and stabilize our earnings, including hedging, swaps, forward sales, prepayments, 90 day rolling forecast, and rigorous market analysis.

•	Raw materials and energy are procured on a competitive basis employing a mix of long-term, short-term and spot contracts with a variety of suppliers, consistent with the Corporate Procurement Policy and Practices.

•	Our practice of adjusting our production rates and sourcing supply for purchased product when conditions dictate reduces our exposure to high natural gas costs.

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•	The majority of our nitrogen sold in North America is produced in Western Canada, which has lower-cost gas than the average cost for our competitors who produce and sell elsewhere in North America.

•	In the long-term, our goal is to increase our nitrogen capacity in areas where long-term supplies of lower-cost natural gas are available.

•	For mining, we have medium-term highly competitive contracts in place with suppliers and maintain high mining standards, employing the latest technologies and techniques to minimize the risk of flooding.

•	As sulfur is a primary raw material used in manufacturing of phosphate fertilizers, the use of long-term contracts and contract pricing based on less volatile market indexes have been implemented to mitigate the market volatility.
Foreign Exchange
A significant shift in the value of the Canadian dollar against the U.S. dollar could impact the earnings of our Canadian operations, which earn revenues mainly in U.S. dollars and incur expenses mainly in Canadian dollars. The major impact would be to our Canadian potash and phosphate operations, on a per unit cost of product basis, as well as our corporate overhead costs. Significant changes in the Canadian dollar can also have direct, short-term impact on our Canadian income tax rate.
Mitigating factors and strategies:
•	Exposure to currency fluctuations is partially offset through our currency hedging programs.
Transportation
Reducing the delivered cost and ensuring reliability of product delivery to our customers are key success factors of our Wholesale marketing operations. A potential medium-term risk is the increased regulations and costs of transporting ammonia within North America given the safety risks of transporting this product.
Mitigating factors and strategies:
•	We develop detailed forecasts of product movement needs for each facility and mode of transport.

•	We develop a strategic plan, with specific options, to help mitigate the potential for increased cost or the reduced deliverability of ammonia and other products over the medium-term, and continue to work with industry associations to address these issues.

•	We continually develop and maintain mutually beneficial long-term relationships with major carriers.

•	Most of our production facilities are serviced through multiple carriers and modes of transportation, providing us with important shipping options.

•	We maintain multiple supply points through our extensive distribution network.
Human Resources
The tight labor market across many areas in which we operate, including the associated risk of losing our key individuals, is a risk to the business.
Mitigating factors and strategies:
•	We have a structured annual Succession Planning process focused on actively accelerating the development of leaders through targeted developmental opportunities.

•	We are developing a company-wide Leadership Development Framework and tools to enhance leadership capabilities.

•	We conduct a continuous review and analysis of our Total Compensation program to ensure our offering to employees is competitive in the markets in which we compete for talent.

•	We track and monitor key workforce metrics to identify high risk areas. Examples include voluntary resignation, key employee segments with higher attrition, workforce demographics to forecast retirements and employee exit trends.

•	We benchmark our HR programs, policies and practices externally to align with our business strategies and ensure competitiveness.

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Country
We have significant operations in Canada and the U.S. We also operate Wholesale and Retail operations in Argentina and Chile. We have Wholesale operations in a number of European countries and business investments in Egypt and China. International business exposes us to a number of risks, such as uncertain economic conditions in the foreign countries in which we do business, abrupt changes in foreign government policies and regulations, restrictions on the right to convert and repatriate currency and political risks and the possible interruption of raw material supply due to transportation or government imposed restrictions. Argentina has experienced significant fiscal and economic turmoil since 2002.
Mitigating factors and strategies:
•	We seek to partner with reputable firms with experience or significant presence in foreign countries in which we operate or intend to operate.

•	We hire personnel located in the foreign country or who have operating experience in the foreign country.

•	We obtain non-recourse project financing with consortiums of international banks where appropriate.

•	We maintain excess cash related to international operations in U.S. dollars to the extent practicable.

•	We increase our required investment return to reflect our perceived risk of conducting business in specific countries.
Integration of Acquisitions and Expansions
There is a risk associated with any new acquisition that the new assets or business will not be integrated into the broader organization in an optimal manner that would ensure expected or optimal synergies are fully realized. Similarly, there is a risk that expansions to existing facilities or greenfield developments undertaken may not return the anticipated expected return on investment.
Mitigating factors and strategies:
•	We have developed a detailed and systematic project review process to analyze the rewards/risks of all significant investment projects, including acquisitions and development expansions. Each major investment project must pass a “gate” process where it is reviewed by the Investment Strategy Committee to ensure it passes key criteria such as strategic fit, economic return or our hurdle rate and various competitive factors. As important is that all material risks are identified. For each risk, mitigants are reviewed to ensure that all risks are appropriately defeased.

•	As part of this process we assign specific areas of responsibility to our key personnel with experience in those areas (“subject matter experts”) who are then held accountable for results.

•	We conduct extensive due diligence reviews and financial modeling analyses.

•	We complete periodic assessments of previous acquisitions to update and enhance current and future strategies in the spirit of continuous improvement and to ensure we remain a disciplined investor.
Legislation
Tax risk includes potential changes to tax laws, or interpretations of tax laws, which may negatively impact our tax expense and therefore operating results in the jurisdictions in which we operate.
Mitigating factors and strategies:
•	Our tax department proactively participates in tax and industry organizations and maintains contacts with an extensive network of local and international tax consultants.

•	We have centralized oversight over the tax function in all the jurisdictions in which we operate.
Weather
Anomalies in regional weather patterns can have a significant and unpredictable impact on the demand for our products and services, and may also have an impact on prices. Our customers have limited windows of opportunity to complete required tasks at each stage of crop cultivation. Should adverse weather occur during these seasonal windows, we could face the possibility of reduced revenue in the season without the opportunity to recover until the following season. In addition, we face the significant risk of inventory carrying costs should our

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customers’ activities be curtailed during their normal seasons. We must manufacture product throughout the year in order to meet peak season demand, and we must react quickly to changes in expected weather patterns that affect demand.
Mitigating factors and strategies:
•	Our extensive distribution and storage system allows us to move products to locations where demand is strongest. However, our ability to react is limited by the shortness of the peak selling season and margins on these sales in markets further from our production facilities will be lower due to higher transport costs and potentially lower sales prices.

•	Geographic diversity of our Wholesale markets and our Retail facilities affords some protection against regional weather patterns.

•	We also mitigate our exposure to weather-related risk through our sales to industrial customers, which are not dependent on regional weather factors. Industrial sales represent approximately 15 percent of our Wholesale net sales.
Credit and Liquidity
Our business is dependent upon access to operating credit lines to fund our ongoing operations. Should overall credit liquidity in the markets be severely limited, this could impact our ability to operate under normal conditions. We mitigate this risk by careful monitoring of our cash flow needs, regular communication with our credit providers, careful selection of financially strong banks to participate in our operating lines, and arranging for multiple-year, committed operating credit facilities.
Counterparty
We face the risk of loss should a counterparty be unable to fulfill its obligations with respect to accounts receivable or other contracts, including derivative hedging contracts.
Mitigating factors and strategies:
•	We have established credit procedures that include assessment of a counterparty’s credit-worthiness and adherence to credit limits.

•	For derivative hedging contracts, we have established counterparty trading limits and netting agreements, and a policy of entering into derivative contracts with counterparties that have investment grade or higher credit ratings.

•	In our Retail business unit, we service customers in diverse geographic markets, reducing the impact of poor economic or crop conditions in any particular region.
Environment, Health, Safety, & Security (EHS&S)
We face environmental, health and safety and security risks typical of those found throughout the agriculture, mining and chemical manufacturing sectors and the fertilizer supply chain. This includes the potential for risk of physical injury to employees and contractors; possible environmental contamination and human exposure from chemical releases and accidents during manufacturing, transportation, storage and use; and the security of our personnel, products and physical assets domestically and overseas.
Mitigating factors and strategies:
•	Agrium has well-defined EHS&S programs and processes, committed leadership, clear lines of reporting and accountability, and a responsible workforce. In addition to an overall corporate EHS&S group, it has established an EHS&S organization in each business unit. This has enabled Agrium to focus on both oversight and governance as well as increasing management involvement in all of its operations and activities.

•	Agrium stewards to an integrated EHS&S management system which includes a policy and system documenting minimum EHS&S management and performance expectations applicable to Agrium’s facilities worldwide. Agrium’s business units and, where appropriate, individual facilities augment these requirements with system controls necessary to manage the risks unique to those operations. At the operations level, program best practices are in place to direct the desired outcome.

•	Agrium has an increasingly well-defined set of EHS&S Key Performance Indicators, annual goals and systems that are cascaded from the Chief Executive Officer throughout the organization.

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•	Continuous improvement and performance monitoring are effected through four technical committees, two management committees and the Board EHS&S Committee. These committees meet at least quarterly to monitor performance against annual and longer-term performance goals, to discuss plans and strategies for addressing weaknesses in our processes, and to evaluate opportunities for improving our systems.

•	Technical support and compliance assurance is managed at three levels within the organization. Facilities are staffed with technical specialists necessary to support day-to-day operations. The business units are staffed with broader technical expertise to support business unit programs. Business unit personnel also conduct regular, rigorous compliance and systems audits of all locations. The Corporate staff is responsible for maintaining integrated systems, performance monitoring and business unit systems compliance assurance.

•	Ongoing, close working relationships with industry associations, government agencies and law enforcement ensure “best practices,” other risk management strategies and new regulations are known, understood and met in a timely fashion.

•	Annually, we review our EHS&S Policy for relevancy and modify it as necessary.

•	Our long-term goal is to phase out carrying agricultural-grade ammonium nitrate entirely.
Environmental Protection Requirements
Contingent environmental liabilities
United States Environmental Protection Agency Phosphate Industry Initiative
The United States Environmental Protection Agency (“US EPA”) has undertaken an industry-wide initiative respecting phosphate mines and phosphoric acid manufacturing facilities. The focus of the initiative is to clarify certain exceptions for mineral processing wastes and ensure that facilities comply with the hazardous waste requirements under the U.S. Resource Conservation and Recovery Act (“RCRA”) and state laws. RCRA is the federal statute which governs the generation, transportation, treatment, storage and disposal of hazardous wastes.
In 2005, the US EPA and the Idaho Department of Environmental Quality commenced an investigation of the Conda facility to evaluate compliance with the federal Clean Air Act, RCRA, the Comprehensive Environmental Response, Compensation and Liability Act, and relevant state law. The US EPA has notified Nu-West Industries, Inc., a wholly-owned subsidiary of Agrium Inc., of potential violations of RCRA and the Clean Air Act. Nu-West is cooperating and providing timely responses to the government agencies’ requests for information.
Nu-West, along with other industry members who have also been targeted under the same initiative, are involved in ongoing discussions with the US EPA, the U.S. Department of Justice and various environmental agencies to resolve these matters. Resolution of the issues may take several years. Agrium is uncertain as to how the matter will be resolved or if litigation will ensue. At this time, we do not believe the potential exposure, if any, of this initiative to Agrium would be material. If, however, we are unsuccessful in achieving a satisfactory resolution, we could incur substantial capital and operating expenses to modify our facilities and operating practices.
Environmental Remediation Activities in Idaho and Manitoba
Nu-West is performing, or in the future will perform, site investigation and remediation activities at six closed phosphate mines and one mineral processing facility near Soda Springs, Idaho. These sites were mined and operated from as early as 1955 to as late as 1996. Selenium, a trace mineral that is essential for optimal human health but becomes toxic at higher concentrations, was found in late 1996 to be leaching from reclaimed lands associated with these and other historic phosphate mines owned by other parties. Nu-West and other phosphate producers have been working diligently to identify the sources of selenium contamination, to develop remedies for the closed mines, and to implement best practices to ensure selenium issues do not become an issue for current and new mining operations. Detailed investigations and analyses have been completed and remediation action plans have been submitted to federal and state agencies for two of these sites. Several years of study will be required at the other sites to determine the appropriate remediation plans. Since 1996, Nu-West has spent approximately $10-million on investigation and remediation activities at these sites. Agrium believes that other parties are or may be wholly or partly responsible for conducting or paying for the remediation of some of these historic sites.
Viridian Inc. (“Viridian”), a wholly-owned Canadian subsidiary of Agrium Inc., is managing investigative and remedial actions at two mineral processing waste sites near Lynn Lake, Manitoba. One site, at the former Fox Mine, is currently being managed under an operating license with the Manitoba Government. This license requires treatment of acid mine drainage to meet downstream water quality standards. The other site,

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known as the East Tailings Management Area (“ETMA”), which was operated from the 1950s to the 1970s, is being investigated and remediated under a cooperative agreement with the Manitoba Government. The ETMA was abandoned in the 1970s. Agrium acquired Viridian in 1996.
Viridian spends between $750,000 and $800,000 annually operating the treatment plant at Fox Lake. It also spent $1.5-million on capital in 2008 to substantially modernize that plant. Viridian has made significant additional investment into researching alternatives for the long-term closure of this site. Ongoing investigation and, where beneficial, incremental remedial activities at the ETMA cost Viridian between $1-million and $1.2-million per year.
Agrium does not believe the total costs of remediation of these sites in Idaho or Manitoba to be material.
Climate Change and Greenhouse Gas Issues
Directly and indirectly, Agrium generates greenhouse gases through the production, distribution and use of its products. These emissions may be subject to climate change policy and regulations being developed in North America. However, these policies are developing in a unique way within the various state, provincial and federal jurisdictions.
In the Province of Alberta, legislation has been enacted that impacts facilities emitting greater than 100,000 tonnes of CO2 equivalent greenhouse gases per year. Existing facilities that exceed this threshold are required to decrease their emissions intensity by 12 percent relative to the 2003-2005 average baseline. This requirement commenced in the second half of 2007. If a company is unable to decrease its emissions intensity through increases in operational efficiency, it is still able to comply with the Alberta requirements by contributing to the Climate Change Emissions Management Fund at a current cost of $15 per tonne, or by purchasing qualifying offsets from other sources in Alberta.
Agrium has three facilities in Alberta with CO2 emissions in excess of 100,000 tonnes per year. Those facilities are Redwater Fertilizer Operations, (total emissions of approximately 740,000 tonnes); Carseland Nitrogen Operations, (total emissions of approximately 550,000 tonnes); and Fort Saskatchewan Nitrogen Operations (total emissions of approximately 600,000 tonnes). The annual impact of this legislation on Agrium is expected to range between $2-million to $3-million a year commencing in 2008 based on current regulations.
The Canadian federal government has held extensive consultations and in April of 2007 and March of 2008, the federal government released and clarified its Action Plan entitled “Turning the Corner: Regulatory Framework for Industrial Greenhouse Gas Emissions”. The intent of the Action Plan is to reduce greenhouse gas emissions by 18 percent on an intensity basis relative to a 2006 baseline, with subsequent 2 percent per year reductions thereafter until 2020. Draft regulations were scheduled to be published during the fall of 2008 to be in force by January 1, 2010. However, the draft regulations have not been published at the time of the printing of this report. Therefore, until the federal thresholds are clarified, the potential exposure, if any, of Agrium complying with the federal Action Plan remains difficult to quantify.
The options being considered by U.S. regulators currently lack sufficient detail to assess their potential financial impact.
In an effort to reduce CO2 emissions, Agrium has developed strategies to improve energy efficiencies in our operations, capture and store carbon and reduce emissions in agriculture. Agrium participates in industry efforts to inform government policy development. Agrium also has a cogeneration project at its Carseland facility in partnership with TransCanada Pipelines that has improved its energy use efficiency at this facility.
About 60 percent of the natural gas required to produce nitrogen fertilizer is used to provide the necessary hydrogen for the process. Given current economically viable technologies, the CO2 emissions related to this process cannot be reduced. The remaining natural gas can be managed to increase energy efficiency and reduce CO2 emissions. Significant early action has been implemented by the company to achieve these improvements. Based on independent government sponsored studies it is estimated that a further 3 to 5 percent reduction in combustion emission intensity will be a challenging target.
Agrium is pursuing opportunities to capture CO2 from our nitrogen operations for enhanced oil recovery, industrial use or underground storage. At its Borger, Texas operation, approximately 230,000 tonnes of CO2 were captured in 2006 and 2007 for enhanced oil recovery. In 2007, Agrium signed an agreement to capture significant CO2 emissions from its Redwater, Alberta facility for enhanced oil recovery. This project is scheduled to become operational in late 2011.

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Mitigating factors and strategies:
•	We track our annual air emissions and have proactively undertaken projects designed to improve plant energy efficiencies and reduce all emissions.

•	We have taken, and will continue to take, a leadership role in the fertilizer industry’s negotiations with the government on fair and equitable air emission reduction targets and a pragmatic and realistic compliance system that preserves the global competitiveness of the industry.
Controls & Procedures
We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed by us in our annual filings, interim filings (as these terms are defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) and other reports filed or submitted by us under provincial and territorial securities legislation are recorded, processed, summarized and reported within the required time periods. Our Chief Executive Officer (CEO) and Chief Financial Officer (CFO), after evaluating the effectiveness of our disclosure controls and procedures as of the end of the period covered by the annual filings, being December 31, 2008, have concluded that, as of such date, our disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by Agrium in reports that it files or submits is (i) recorded, processed, summarized and reported within the time periods as required, and (ii) accumulated and made known to management, including the CEO and CFO, to allow timely decisions regarding required disclosure.
Our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and, as indicated in the preceding paragraph, the CEO and CFO believe that our disclosure controls and procedures are effective at that reasonable assurance level, although the CEO and CFO do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.
Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13(a)-15(f) and 15(d)-15(f) under the Securities Exchange Act of 1934, as amended. Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with generally accepted accounting principles.
Under the supervision and with the participation of our management, including our CEO and CFO, we conducted an evaluation of the design and effectiveness of our internal control over financial reporting as of the end of the fiscal year covered by this report based on the framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) in Internal Control – Integrated Framework. Based on this evaluation, management concluded that as of December 31, 2008, we did maintain effective internal control over financial reporting.
The effectiveness of internal control over financial reporting as of December 31, 2008 was audited by KPMG LLP, an independent registered public accounting firm, as stated in their report, which is included in this 2008 Annual Report to Shareholders.
During the year, we completed our acquisition of UAP Holding Corp. (“UAP”). We successfully maintained an effective control environment for 2008 by maintaining both UAP’s pre-existing control environment as well as Retail’s control environment.
By December 31, 2009 our integration of UAP’s control environment into the overall Retail control environment will be complete.
Apart from the UAP acquisition, there have been no changes in our internal control over financial reporting during both 2008 and the most recent interim period that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.
Forward-looking Statements
Certain statements in this MD&A constitute “forward-looking information” under applicable securities law. Forward-looking information is typically identified by the words “believe”, “expect”, “anticipate”, “intend”, “estimate”, “outlook”, “focus”, “potential”, “will”, “should”, “would” and “could” and other similar expressions. Readers are cautioned not to place undue reliance on forward-looking information as it is subject to known and unknown risks and uncertainties that may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Except as required by law, Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.

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The following table outlines forward-looking information contained in this MD&A and provides the key assumptions and risk factors.

Forward-looking information	Key assumptions	Most relevant risk factors
Synergies to be achieved on the UAP acquisition [1]	• Retail business conditions are assumed to be within normal parameters with respect to prices, margins product availability, and supplier agreements for our major products.
Plans for Retail to expand into Uruguay in 2009
•     Expansion plans are subject to risks associated with operating in a foreign country, such as uncertain government instability or abrupt changes in economic conditions, government policies and regulations, particularly with respect to agriculture or macro-economic policies.

Brownfield expansion at our Vanscoy, Saskatchewan potash mine, including estimated capacity increase and capital costs	• The expansion will proceed as planned.	• Potash prices fall to a point where the expansion is uneconomic/base business profitability falls such that we cannot fund the cost of the expansion from operating cash flow.
Start-up of potential Greenfield potash project	• The expansion will proceed as planned.
•     Potash prices fall to a point where the expansion is uneconomic/base business profitability falls such that we cannot fund the cost of the project from operating cash flow/ internal/external human resources are not available.
•     Quality of ore for properties we are considering.

Construction of MOPCO’s additional urea trains	• The two new plants will be constructed as planned.	• Financing is not available to fund the new plants or urea prices fall below where the plants are economical. • Egypt political risk including approval of required permits.
Ability to sustain projected potash and phosphate production with existing reserves
•     Potash reserves are accessible and of sufficient quality to provide the required ore for long term production.
•     Phosphate (Conda) reserves are of sufficient quality to provide the required ore for long term production and permits are granted on a timely basis.
•     Phosphate (Kapuskasing) reserves are sufficient to provide the required ore until the projected end of economic life (2014).
•     Crop prices remain at current levels.

•     Potash – flooding and/or poor ground conditions limit access to major sections of the ore body or results in poor ore quality.
•     Phosphate (Conda) – poor ore quality, delays in acquiring necessary permits, finished phosphate prices.
•     Phosphate (Kapuskasing) – ore quality, depth, water management as we go deeper, finished phosphate prices and Canadian/U.S. foreign exchange rate.
•     Major drop in grower demand or fertilizer prices drop from current levels.

AAT’s construction of a new ESN® facility within the U.S. Corn Belt
•     AAT will be able to purchase urea at or below NOLA prices.
•     Location in the Corn Belt will provide logistical benefits.
•     The increased yields and environmental benefits of ESN will justify premium purchase price over other nitrogen sources.
• Introduction of new technology into the market. • Impact of weather conditions on demand. • Managing the commodity cycle of urea.
AAT’s expansion of ESN capacity at Sylacauga, Alabama
•     Purchase urea at or below NOLA prices.
•     In-market coating facility provides logistical benefits by being close to the Corn Belt.
•     Supplements/expands existing production and capitalizes on existing infrastructure. Allocates fixed cost burden over additional tonnage.
•     ESN can provide increased yield, environmental benefits to justify premium price over current nitrogen sources.

•     Technological risk – risk of new superior technology surpassing and entering the market.
•     Commodity cycle of urea – managing the cycle of urea purchases with production requirements and the sales cycle to ensure we do not end up with high priced urea inventory in a low urea cycle.
•     Weather – as with all fertilizer nutrients, demand is somewhat weather dependent.

2009 capital spending program[2]
•     We believe we will have sufficient financial resources to fund our expected capital program.
•     The level of sustaining and investment capital may vary significantly depending on corporate priorities as the year progresses and based on changes in the rate of inflation or engineering costs.

Ability to finance announced projects	• We will be able to utilize our available credit facilities or access capital markets for additional sources of financing.	• There can be no assurance that we will be able to utilize our credit facilities or access capital markets.

1	The purpose of this particular financial outlook is to communicate our current expectation of the impact that the UAP acquisition may have on future results of operations. Readers are cautioned that it may not be appropriate for other purposes.
2	The purpose of this particular financial outlook is to assist readers in assessing our liquidity and capital resources. Readers are cautioned that it may not be appropriate for other purposes.

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The key assumptions made in connection with these forward-looking statements include the following:
•	Grain and nutrient benchmark prices in 2009 are expected to remain above historic levels and show improvement relative to fourth quarter levels.

•	High operating rates for the majority of our facilities in 2009, with the exception of routinely scheduled turnarounds at several plants. Our Profertil facility may again be impacted by reduced gas deliverability during the Argentine winter.
Additional risks and uncertainties that may affect all forward-looking information are discussed throughout the MD&A and in our Annual Information Form. These risks and uncertainties include, but are not limited to, the following:
•	General economic, market, business and weather conditions, including: global agricultural supply/demand factors and crop price levels; global and regional supply/demand factors impacting the price and availability of gas, the price of crop nutrients and raw materials/feedstocks.

•	Changes in government policies and legislation regarding agriculture, safety, environment, transportation/storage, climate change and others, including potential imposition of or changes to price controls on fertilizers in certain markets, tariffs on fertilizers and availability of subsidies or changes in their amounts.

•	Actions by competitors and others that include: changes to industry capacity and utilization rates and product pricing; performance by customers, suppliers, and counterparties to financial instruments; and, ability to transport or deliver production to markets.

•	Changes in margins and/or levels of supplier rebates for major crop inputs such as crop nutrients, crop protection products and seed.

•	General operating risks associated with: investment in foreign jurisdictions; the level and effectiveness of future capital expenditures and reliability of performance of existing capital assets; changes in capital markets; and, fluctuations in foreign exchange rates and tax rates in the jurisdictions in which we operate.

•	Future operating rates, production costs and sustaining capital of our Wholesale facilities, including: the rate of inflation and availability of skilled labor particularly in Western Canada; unexpected costs from present and discontinued mining operations and/or labor disruptions; and, changes to timing, construction cost, performance of other parties and political risks associated with our Egyptian nitrogen project.

•	Potential inability for MOPCO to raise the required capital or the failure of the Egyptian government to issue all necessary approvals to complete the MOPCO expansion as planned.

•	Strategic risks including: our ability to effectively implement our business strategy and our risk mitigation strategies, including hedging and insurance; our ability to close pending acquisitions as anticipated, integrate and achieve synergies from any assets we may acquire within the time expected or the performance of those assets; technological changes; and, other factors.

•	Current global financial crisis and changes in credit markets.